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         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                         ON AUGUST 27, 1999


                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

FORM 20-F

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934

OR


[  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended...

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number ________________________________________

                     TITAN TRADING ANALYTICS INC.
------------------------------------------------------------------
          (Exact name of Registrant as specified in its charter)

                            INAPPLICABLE
------------------------------------------------------------------
          (Translation of Registrant's name into English)

                PROVINCE OF BRITISH COLUMBIA, CANADA
------------------------------------------------------------------
          (Jurisdiction of incorporation or organization)

     201 SELBY STREET, NANAIMO, BRITISH COLUMBIA, CANADA V9R 2R2
------------------------------------------------------------------
               (Address of principal executive offices)

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Securities registered or to be registered pursuant to Section 12(b)
of the Act.

                                           Name of each exchange
         Title of each class               on which registered
         ---------------------             -----------------------
           	   NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                     COMMON SHARES WITHOUT PAR VALUE
------------------------------------------------------------------
                           (Title of Class)

------------------------------------------------------------------
                           (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                NONE
------------------------------------------------------------------
                          (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

  COMMON SHARES WITHOUT PAR VALUE:  8,857,001 as of May 31, 1999
------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  __     No   X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X     Item 18 __

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rates: As at June 28, 1999, the median bidding exchange rate of Canadian dollars into United States dollars was $1.4695 Canadian to $1.00 US.

                                2

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------------------------------------------------------------------
                          TABLE OF CONTENTS
------------------------------------------------------------------
Part I                                                   Page No.
-------                                                  ---------

Item 1.    Description of Business.........................	   5
             Introduction..................................	   5
           	 General Development of Business...............    6
             Employees.....................................    7
           	 1998-99 Fiscal Period Operational Plan........    8
           	 Principal Products and Services...............   11
	       Principal Markets and Methods of Distribution.   11
           	 Competition and Competitive Strategy..........   12
             Intellectual Property Rights..................   15
           	 Trading and Testing Activities................   16
           	 Breakdown of Total Sales and Costs To Date....   18
             Status of New Products or Services............   20
             Research and Development Policy...............   20
           	 Distinctive and Special Characteristics of
              Operation ...................................   20
Item 2.    Description of Property.........................   26
Item 3.    Legal Proceedings...............................   27
Item 4.    Control of Titan................................   27
Item 5.    Nature of Trading Market........................   28
Item 6.    Exchange Controls and Other Limitations
             Affecting Securities Holders..................   30
Item 7.    Taxation........................................   31
             Dividends.....................................   31
     		 Capital Gains.................................   32
             Deemed Distributions on Death.................   32
Item 8.    Selected Financial Data.........................   33
           	 Summary of Financial Data.....................   33
           	 Exchange Rates................................   34
Item 9.    Management's Discussion and Analysis of
  	      Financial Condition and Results of
            Operations.....................................   34
           	 Overview......................................   39
             Results of Operations.........................   39
             Liquidity and Capital Resources...............   46
Item 10.   Directors and Officers of Titan.................   47
Item 11.   Compensation of Directors and Officers..........   49
Item 12.   Options to Purchase Securities from Titan or
            Subsidiaries...................................   50
Item 13.   Interest of Management in Certain Transactions..   51
             Material Transactions.........................   51
           	 Indebtedness of Directors and Officers........   53

                                3
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------------------------------------------------------------------
                          TABLE OF CONTENTS
------------------------------------------------------------------
Part II                                                   Page No.
-------                                                  ---------
Item 14.   Description of Securities to be Registered......   53

Part III
---------
Item 15.   Defaults Upon Senior Securities.................   55
Item 16.   Changes in Securities and Changes in Security
            for Registered Securities......................   55

Part IV
--------
Item 17.   Financial Statements............................   55
Item 18.   Financial Statements............................   55
Item 19.   Financial Statements and Exhibits...............   55
           (a)      Financial Statements...................   55
           (b)      Exhibits...............................   56
Item 20.   Signature Page..................................   57


                                4

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                             PART I

Item 1.  Description of Business

INTRODUCTION

Titan Trading Analytics Inc. ("Titan") is a software development company that is still in a development stage of operations. Titan commenced operations in May 1994 and is nearing the final stages of a multi-year software research and development program. The focus of Titan's present business plan is to test, develop, publish and market a paid monthly subscription service to its daily stock market indicators and market commentaries through its internet website. This service has not yet been offered to the public.


Titan uses the software it develops in its own trading activities, to conduct ongoing trading system software research and development, to trade S&P500 stock index futures contracts and currency futures contracts for its own account and in the publication of financial information on its internet web site. Titan offers certain of its software products for direct sale or license to customers.


Titan has developed a series of software programs, which include a financial trading simulator called VirtualTrader, , a series of US stock market trading indicators and trading systems for trading the S&P 500 & OEX 100 Stock Index, the Dow Jones Industrial Index and the NYSE Composite Index, the Stock Index Trader Software"); and a portfolio of currency trading software programs for trading the Japanese Yen, Swiss Franc, British Pound and German Mark ( "the TITAN World Currency Trader").

VirtualTrader is a software based training simulator program for traders that is licensed to customers, usually private or professional traders that are existing Omega Research Inc. TradeStation software users. To April 30, 1999, VirtualTrader has accounted for the majority of Titan's reported software revenues. VirtualTrader software can only function if the user already owns or purchases Omega Research Inc.'s TradeStation or SuperCharts software programs. Currently Titan only supports TradeStation software version 4.0 with its VirtualTrader software version 2.07.

Titan's Stock Index Trader software is not sold or licensed to any third parties, but is used for ongoing research and development and in-house trading activities for Titan's own trading account. In addition, technical stock market indicator information generated by the Stock Index Trader software is published on Titan's internet website and will be incorporated into a planned new paid internet subscription service.

Titan's World Currency Trader is not offered for sale or license to the general public nor sold at all in the United States. It has been licensed to and used by registered professional money managers for hedging currency risk in international stock portfolios. Titan plans to market the World Currency Trader software to professional money managers in Europe.

                                5

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None of Titan's software products or planned paid internet
publication subscription services offer any kind of trade execution capability, nor do any of Titan's business activities generate any kind of commission income from trades. None of Titan's software facilitates directly or indirectly the actual trading of any securities. In all cases, users must execute trades through the facilities of independent third party registered brokers and clearing houses and with independent financial advice.

Titan is not a registered broker dealer and has no plans to become a broker dealer. To date Titan has not acted as an investment advisor. However, the Company plans to register with the United States Securities and Exchange Commission as an Investment Advisor on or before it offers its planned paid monthly Internet Subscription Service.

 HISTORY OF BUSINESS DEVELOPMENT

Titan was incorporated by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia, Canada on November 30, 1993 under the name "KBK No. 24 Ventures Ltd." The Company changed its name to "Titan Trading Analytics Inc.," by filing of an amendment to its Articles on November 14, 1994. Titan's principal business office is at 201 Selby Street, Nanaimo, British Columbia, and its registered and records office is located at 30 Front Street, Nanaimo, British Columbia.

Up to the period ended April 30, 1999, Titan raised a total of $2,802,962 in share capital through the sale of its Common Shares, and up to April 30, 1999 has invested approximately $1,362,185 in the development of its business. The balance of the funds raised as of April 30, 1999, totaling $1,447,931, is represented in the balance sheet as current assets, software and systems development and capital assets.

On November 23, 1994, Titan incorporated Titan Trading Corp. ("TTC") under the Company Act of the Province of British Columbia, Canada, as its wholly owned subsidiary. TTC was originally incorporated with a view toward forming a separate trading business. The original intention was to separate that trading activity from the software development business. That plan, however, never materialized because the scale of trading remained relatively small and software development took much longer than originally expected. The main trading account of Titan was originally set up at Refco Futures (Canada) Ltd. ("Refco") in Canada under the TTC name. Although TTC was an otherwise inactive wholly-owned subsidiary of Titan, management elected to continue to execute its trades through TTC, as agent on behalf of Titan, for convenience, due to the way accounts were initially set up at Refco. Trade execution through TTC does not shield Titan from any kind of financial liability. Titan remains fully liable for any and all losses incurred through the company's TTC trading account. TTC does not trade for any other party. Refco is a US and Canadian registered commodities clearing house and registered securities broker through which Titan executes its own trades. Refco charges Titan industry standard commission rates. No other special business or contractual relationship exists between Titan and Refco. There are no undisclosed relationships or special licensing arrangements or referrals of any kind between Titan customers and Refco.

TTC has no income, expenses, assets or liabilities. It was set-up with a capital contribution of $100, and currently operates specifically and exclusively for the purpose of acting as agent for Titan in executing Titan's in-house trading activities.

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In November of 1998, Titan announced a planned joint venture for US stock day trading with an established brokerage operation on the West Coast of Canada, Wolverton Securities Ltd.("Wolverton"). Wolverton is an unrelated, registered US and Canadian broker dealer. The intended joint venture was to be a private stock daytrading operation not involving the public, where both parties would trade their own account using Titan's trading indicator information and Wolverton's trade execution facilities. On April 1, 1999, following the receipt of a letter from the Vancouver Stock Exchange ("VSE") stating that the VSE would not allow profit sharing between its member company (Wolverton) and a non-member (Titan) and that it would not allow the Titan's traders to execute trades through Wolverton because they were not registered broker dealers or part of the staff of Wolverton, Titan publicly announced the withdrawal from the proposed joint venture and abandoned all business plans and activities involved with the development of a stock day trading business.

Titan has been publishing a regular stock market commentary on its Internet web site based on its trading technology for approximately two years. Titan is now planning as the primary focus of its present business to develop, publish and market an expanded internet-based, daily financial market commentary on a paid subscription basis ("Internet Subscription Service").

EMPLOYEES

The following is a brief description of the Titan's non-officer employees:

John Austin, was Titan's Manager of Marketing and Sales from November 1995 to November 17, 1998, but was recently appointed to the position of General Manager. Since graduating in Business Administration from Utah State University in 1972, Mr. Austin has held a number of marketing, service and sales management positions, including marketing manager for TNT between 1987 and 1991, where he was also involved in the research and development of trading systems. Between 1992 and 1994 he was engaged in the establishment, development and sale of several private businesses. Mr. Austin is a full-time employee of Titan.

Greg Kennedy joined Titan as a full-time Manager of Marketing and Sales on November 17, 1998. Mr. Kennedy graduated from the University of Alberta in 1989 with a business degree in Marketing and Statistics. He gained sales, marketing, brokerage and stock trading experience during 8 years in the investment business as a registered securities representative for McDermid St.Lawrence Securities Ltd. Mr. Kennedy is a full-time employee of Titan.

Ellen Addison joined Titan as a Special Projects Coordinator effective March 15, 1999. Ms. Addison is a graduate of British Columbia Institute of Technology in Administrative Management. During the past 10 years, Ms. Addison started and managed a public accounting and financial consulting business, was the Administrative Director of a 42 bed residential treatment center and recently became an author and book publisher. Ms. Addison manages new financial subscription promotions planning, corporate marketing media development and new internet web site development and publication projects for Titan. Currently Ms. Addison works as an independent consultant to Titan.

For information regarding Titan's officers and directors see Item 10.

                                7

<Page 8>

 1998-99 FISCAL PERIOD OPERATIONAL PLAN

Titan believes that the rapid growth in the Internet-based discount brokerage business in North America and the recent high growth of online Internet trading provides a growing marketplace for its VirtualTrader software and the planned development and marketing of its Internet Subscription Service.

Previous plans to market related training seminars using the VirtualTrader software in conjunction with a stock day trading joint venture, have been cancelled along with the stock day trading joint venture project. See discussion under "History of Business
Development" section above.

Titan plans to continue to demonstrate the value and performance of its software products and services by using them in actual trading for its own account.

Over the next 18 months, Titan expects to spend approximately $250,000 of its capital on continuing research and development of its web site and Internet Subscription Service and software products to enhance trading activities and stay current in the market. In this on-going process, Titan further expects to spend an additional $95,000 on computer equipment and systems. Titan also expects to hire 3 - 6 additional staff as a result of business expansion and for the development and marketing launch of its Internet Subscription Service.

Titan does not, at this time, anticipate any other material changes to employees, plant and equipment or other business items over the next 18 months of operation.

PRINCIPAL PRODUCTS AND SERVICES

In addition to marketing its existing VirtualTrader software, the focus of the present business plan is to test, develop, publish and market an expanded paid monthly subscription service to its daily stock market indicators and market commentaries through its internet website. This service has not yet been offered to the public.

Originally, Titan planned to develop and offer a North American SkyTel pager based financial trading subscription service. This plan was abandoned in late 1997 based on an assessment of new competition from internet based financial subscription services. Based on recent user response to the existing daily stock market commentary published on Titan's web site on a test basis for the past two years, Titan now plans to proceed with further development and marketing over the next twelve months of an Internet Subscription Service similar to that planned originally for distribution by way of the SkyTel pagers.

During 1997 and 1998, Titan developed and tested its VirtualTrader simulator software. VirtualTrader is an advanced training simulator for traders. VirtualTrader allows users to replay market data on a computer at user adjustable speeds, as if the financial market data were actually coming in to the computer each minute , , allowing the user to simulate a real time computer based financial market data feed. This makes it possible and practical for stock, bond, currency and other commodity traders to

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easily test simple and complex trading methods and money
management strategies, without requiring any software programming of mechanical trading rules, technical methods or systems, and without risking any trading capital.

The VirtualTrader program lets traders enter simulated trades on price charts, enter market orders, stop loss orders, trade exit orders and track trading performance, in a manner very similar to actual trading. Titan's management likens VirtualTrader to a flight training simulator for pilots, except it is a training simulator for traders. Traders can conveniently test trading strategies, technical trading methods and different trading indicators, at a lower cost, with more convenience, and with greater ease than conventional methods of computerized historical back-testing.

Titan uses the VirtualTrader software in the development of its own trading systems. Applications of the VirtualTrader software have been completed for various futures trading applications, including currencies and stock futures. More recently, the Titan used the VirtualTrader software to develop a technical analysis based approach to day-trading and position trading high volume NASDAQ, AMEX and NYSE stocks. Titan's own in-house application of the VirtualTrader software along with a previously developed stock index trading methodology were combined to form an integrated method of day-trading stocks. By simulating a real time stock market data feed and providing a simulated order entry interface, VirtualTrader provides the user with a highly realistic and easier method of testing various trading strategies, without risking any real trading capital.

The trading methods, indicators and software developed by Titan, are intended to allow it or its licensees and subscribers to more effectively trade US stocks, stock indexes and some world currencies based on technical analysis methods applied to intra-day and end-of-day data. In general, Titan's systems and trading indicators measure short term market trends and price momentum over several days more accurately than the standard existing real time and end of day technical market trading indicators contained in programs such as Omega Research Inc.'s TradeStation and SuperCharts software. This provides users with a short-term market timing advantage in that indicators can be used to improve short term market timing decisions and to better identify risks of trades based on technical analysis approaches now popularized by software programs such as TradeStation and SuperCharts. For example, the Stock Index Trader indicators used in the planned Titan Internet Subscription Service combine the information contained in market price and market breadth data to create a composite stock market trend indicator that is generally more accurate than the most popular and conventional trading indicators in use by technical traders. . Titan's trading software developments center around the application of Artificial Intelligence ("AI") to stock index and currency trading, using neural networks and expert systems. Neural networks are an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans by being able to "learn" to recognize complex patterns through trial and error without being programmed with specific, preconceived rules. AI based software trading systems can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

All Titan's software products, including those under development, are designed to operate in conjunction with TradeStation or SuperCharts, two of the industry's leading Windows-based technical analysis and stock and commodity price charting programs, developed and marketed worldwide since

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late 1991 by Omega Research Inc. of Miami, Florida, USA ("Omega").
Titan's software requires the Omega software to be installed on the same computer in order to operate. Customers must therefore obtain a license for Omega's software as well as a separate license for Titan's software. Titan's software operates within Omega's software platform by taking advantage of its data-feed interface, real-time data and price chart updating, and reporting functions. TradeStation was the world's first Microsoft Windows based, stock and commodity price charting program for graphically analyzing stocks, stock index futures, bonds, mutual funds, commodities and other securities. SuperCharts is a related Omega program for off-line technical market analysis. TradeStation allows the user to see the changes in various pre-programmed trading indicators on selected markets being traded as the market data is received, while connected to a market data feed. This is referred to as 'real time' price charting and allows technical market analysis of price action to take place as the market events are actually happening.

Both TradeStation and SuperCharts are widely used software programs that allow users to develop, test and automate technical analysis of the financial markets, and to run developed trading systems and various standard and custom financial trading indicators in real-time. The Titan's software products have been designed to be loaded into and to operate within the TradeStation and SuperCharts software platforms and to take advantage of the automation and price charting and technical analysis features built into those products and their user-friendly Microsoft Windows operating system environment.

VirtualTrader allows TradeStation software users to test methods without having to acquire any programming knowledge of Omega's Easy Language software language. The VirtualTrader software also allows traders to gain technical trading knowledge and experience, be formally trained, and provides for the practice and use of conventional public domain technical analysis techniques, as well as allowing comparisons to proprietary and custom technical analysis techniques, in a fully simulated trading environment.

Titan has also developed a portfolio of currency trading software programs for trading the Japanese Yen, the Swiss Franc, the British Pound and the German Mark called the TITAN World Currency Trader. These programs, as with the VirtualTrader , operate through the Omega software products as described above.

Titan's Stock Index Trader software and World Currency Trader software do not affect the Omega user interface in operations, but rather take advantage of Omega's Easy Language programming utilities and its trading strategy testing functions to allow Titan's trading indicators and systems to be programmed into Omega's software products with graphically and tabularly displayed output and technical analysis charting features. This allows Titan and the user to receive and keep track of market price updates, receive the benefit of built-in TradeStation software features such as audible trading alerts based on pre-programmed trading signals, buy signals or sell signals and other user defined market indicator readings, trade by trade reporting of results and overall historic and real-time trading system performance analysis.

Titan's VirtualTrader software is principally sold to United States customers where Omega dominates the private trader technical analysis and charting software market with a publicly reported installed base of 35,000 customers . However Omega is increasingly making sales into the international

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marketplace.  Internet use is also growing internationally and the financial applications sector represents an established potential market for Titan's software and planned internet based daily stock market commentary subscription service.

The US has been substantially the whole market for test marketing and software product sales to date (only about $14,000 in sales and licensing revenue out of $149,631 have come from sources outside the United States).

Presently the Titan's VirtualTrader software is compatible with Omega TradeStation version 4.0. It is not yet compatible with the recently released TradeStation version 5.0, nor can there be any assurance at the present time that VirtualTrader will ever be compatible with TradeStation version 5.0.

PRINCIPAL MARKETS AND METHODS OF DISTRIBUTION

The Titan's initial target market for its VirtualTrader software and planned Internet Subscription Service is comprised of an estimated 35,000 licensed software usersworldwide of the Windows-based SuperCharts and TradeStation technical charting and financial analysis software operating platforms based on information provided by Omega Research Inc. The Microsoft Windows operating system now dominates the PC based software market worldwide. Although there is a large number of financial software programs now available to computerized investors and traders, users are increasingly standardizing on Windows and a few proven Windows based technical analysis and financial charting program platforms, such as SuperCharts, TradeStation, and MetaStock for Windows(tm).

A broader market for VirtualTrader and the planned Internet Subscription Service is the existing and growing market for online internet stock traders. Those online stock traders wishing to use the VirtualTrader software, who are not currently users of Omega charting programs, would have to invest US$395 (for SuperCharts) or US$2,395 (for TradeStation) to acquire them.

Omega, the manufacturer of SuperCharts and TradeStation software, offers marketing and other support, usually on a cost shared basis, for third-party product development through the Omega Solution Provider Program (the "Program"). There are approximately 150 software development and service firms registered and active under this Program of which Titan is one. Products and services under this Program are typically marketed by a combination of direct mail programs and advertising in leading financial magazines. Omega presently delivers the Program's Solution Provider advertisements by direct mail to its database of customers on a quarterly basis in the form of the Omega Research Magazine. This provides a central advertising medium for TradeStation and SuperCharts Solution Providers, and also allows users of the software to become familiar with various new products and services offered by Omega and Solution Providers. Titan's products are listed in Omega's Solution Provider catalogue and Titan has a listing on the Omega web site.

Titan plans to market VirtualTrader and the new paid monthly Internet Subscription Service to the full service stock brokerage and online trader markets throughan established internet web site presence, , direct advertising in trade periodicals, direct seminars and mail campaigns, and in-house direct sales. In addition, Titan plans to establish wider channels of distribution with the support of distributors and

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agents, and through a combination of its own internet web site and third-party internet banner advertising.

Up to April 30, 1999 Titan has made $149,631 in software product sales and licensing. While Titan operates out of Canada, the principal market for the sales and licensing of its products and services is in the US. Up to April 30, 199, $135,631 of the sales and licensing of its sales and licensing were in the United States, and $14,000 was in Great Britain.

The Titan has installed a computerized sales lead tracking and database management system capable of supporting telephone sales and service support functions which it uses to manage customer service, direct mail campaigns, and marketing and investor relations administration.

COMPETITION AND COMPETITIVE STRATEGY

The worldwide financial software and information services marketplace is both crowded and intensely competitive, with strong growth being reported in the online internet trading segment of the marketplace. The emergence of high volume discount brokerage services and online internet trading with firms such as E-Trade and Datek has changed the business model and activities of stock traders dramatically.

The marketplace for the planned Internet Subscription Service, stock index trading software and currency trading software are also crowded and intensely competitive. There is a wide variety of products providing direct competition to the Titan's software, and a constant threat of new entrants into the market in all areas of the financial software marketplace.

Competition for Titan's World Currency Trader software

Titan has identified the following principal competitor for its World Currency Trader software:

Olsen & Associates - www.olsen.ch/. Olsen is a world leader in advanced forecasting technology for the financial markets with operations in Zurich and Frankfurt that specializes in currency forecasting software for banks and professional money managers. They offer risk data services and risk management and are a developer of online forecasting technology for business and finance. The Olsen & Associates Information System (OIS) includes real-time directional forecasts, timing indicators and trading models for applications ranging from trading to investment and risk management.

The firm's products and services are currently in use at more than 75 major financial institutions and corporations worldwide.

Competition for Titan's  VirtualTrader  Software

Titan has identified the following three competitors of its VirtualTrader software product:

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1. The Omni Trader (trading simulator). The End of Day version for stocks sells for US $395. The End of Day version for futures sells for US $695, and the Real Time version sells for US $1,995. This software is established, aggressively marketed, and popular.

2. The TSI001 Playback Assistant by Jan Arps (an Omega Solution
Provider). This software allows the capability of replaying past intra-day or End of Day data. The price for this software is US
$495.00.

3. Aesis Software & Consulting is currently developing a trading simulator which reportedly runs in TradeStation 4.0 or TradeStation 2000i. The price for this software is expected to be US $495, but has not been released yet.

Note that the description of the software mentioned above is incomplete, and all prices are the published retail prices of the identified software.

In addition, Titan estimates there are at least 3 low cost trading simulator packages on the market that do not facilitate full trading simulations, yet appear in the marketplace to be low cost competitors.

Competition for Titan's planned Internet Subscription Service

The financial services sector of the internet is extremely competitive. Titan estimates that there are over 100 internet sites that could be considered to be competitors to the Titan's planned Internet Subscription Service. There are also new competitors coming onto the internet everyday. The market is intensely crowded and competitive. The following internet sites are examples of competitors to the Titan's planned Internet Subscription Service, broken down into two categories, as follows: full pay sites, or free or low cost sites. Note that the description of the service is not complete and all prices mentioned are the published price of the identified service.

Titan's planned Internet Subscription Service does not presently contemplate using what are called 'live chat rooms' or 'live real time trading desks' where various groups of traders can simultaneously log onto a website and discuss trading online. The Titan service will be primarily an end of day internet posted and e-mail publication, supplemented with periodic intraday postings and market alerts delivered by e-mail or fax. Titan's planned Internet Subscription Service will provide short term market price momentum analysis and market timing on US stock markets and will also publish specific baskets of high quality, high volume US stocks that exhibit strong recent historic correlation to Titan's live internet market call record. It is expected that the primary users of the Titan internet publication service will be full service stock brokers and private stock traders.

A)  Full Pay Sites

1. Societe Anonyme. This is a $200 per month paid subscription site. It provides daily e-mail alerts on US momentum stocks, and general news and commentary on the stocks the site follows.

2. Anthony@Pacific. This is a paid subscription site with various options available: Silver service: $85 per month, $950 per year, 1 hour delayed calls via e-mail. No site access; Gold service: $400 per month, $4,150 per year, Real-time calls via browser window and e-mail; Platinum service $1,000 per month, $10,000 per year.

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<Page 14>

3. Trading Places.net. This is a $279.95 per month paid subscription service for real time trading desk news alerts, and access to live trading (chat) room 24 hours per day. There is a cost of $399.95 per month for real time market hours training for day traders, real time news and trade alerts, and full access to live trading room.

4. The Momentum Trader: This is a $200 per month paid subscription service. The service includes early morning market preview and an End of Day market wrap, both sent by email. Similar to TradingPlaces.net, it employs a live trading room-chat room.

5. DayTraders Online. This is a $179.00 per month paid subscription service that provides a live trading desk service.

6. Pristine Daytrader. This is a $125.00 per month service that offers pay per view via StockhouseOnline. It includes a database of over 9,000 securities to determine which ones appear to be offering the best opportunities, and then outlines specific trading strategies to take advantage of them. This service includes intra-day updates. It also offers a Pristine Lite service at $19.95 per month, designed for the developing trader.

B) Low cost or free sites

1. Clearstation.com. This is a financial advisory web site that helps investors make investment decisions by identifying and interpreting stock trends.

2. The Bull Market Report. This is a newsletter (specific to hi-tech issues) delivered daily, with News Flashes delivered via email on timely events $125 per year or $39 for two months.

3. The Street.com. This is a subscription service that includes full site access, three emails daily and a weekend wrap up. The service is $9.95 per month or $99.95 per year.

4. Jag Notes. This is a compilation of 32 Wall Street brokerage and analyst stock picks. Subscription is $9.95 per month or $99.95 per year.

5. Tradehard.com. This site develops, assembles and centralizes market analysis and information, and provides free email summaries. The service costs $10 per month.

6. Investools. This site provides investors with a broad selection of independent financial research at a subscription price of $14.95 per month.

7. Tulips and Bears. This site provides an email service featuring portfolio picks and shorts, with free real time quotes and stock charts.

                                14

<Page 15>

INTELLECTUAL PROPERTY RIGHTS

Titan's ability to compete effectively depends in part on its ability to protect its core software technology. Titan relies for protection of its technology on a combination of: (1) trade secrets; (2) technical complexity; (3) common law copyright and trademark protection; (4) non-disclosure agreements; (5) password protection;
(6) software encryption schemes; and (7) the physical security of its source code.

Despite these measures and precautions, it may be possible for unauthorized third parties to copy Titan's products or obtain and use its core software. Titan has not to date attempted to obtain copyright registration for any of its software products, though it may do so in the future. There can be no assurance, however, that registration will be granted if applied for. Moreover, certain aspects of Titan's software products are not subject to intellectual property protection in law, and to the extent that protection is available, its extent may differ from one jurisdiction to another.

Application in the United States for registration of a VirtualTrader trademark was rejected on initial response by the examiner of the application on the basis that the trademark was merely descriptive. Titan is no longer proceeding with its application for trademark registration in this respect.

Titan has not applied for patents nor does it plan to apply for or receive any patent protection for any of its software products or product parts, under Canadian or US law.

TRADING AND TESTING ACTIVITIES

Beginning in 1994 and continuing through 1995, Titan was generally focused on the initial development of its software products and therefore did no trading or testing activities. In 1996 through 1998, as development continued, Titan began demonstration and testing the software. Demonstration and testing, as used in this document, refers to Titan's own use of the software to trade securities at a time when the particular software was still under development.

By April of 1998, the  Stock Index Trader software and  World
Currency Trader software software (as described above) were substantially tested and thus reference to any income and losses made from trading after this time is described in the financials as "Trading" income or loss rather than as "Demonstration and Testing" income or loss. The table below provides a summary of trading and testing income and losses, by year, using this distinction.

                        1998      1997      1996     1995     1994
                        ----      ----      ----     ----     ----
Trading             $ 70,607         0         0        0        0
Demo & Testing      $(42,490) $ 56,761 $ (57,934)       0        0
Net gain or loss    $ 28,117  $ 56,761 $ (57,943)       0        0

                                15

<Page 16>

Trading systems for stock indexes and currencies were installed in Titan's systems in April 1998, and a trading program has been carried out since that time to demonstrate the effectiveness of the software technologies developed and under development.

The World Currency Trader systems trading signals were provided under an annual US$10,000 license to Lombard Odier International Portfolio Management Limited ("Lombard") in London England for the one year period ended September 1998. A written testimonial was received from Lombard indicating that actual World Currency Trader software trading profits were realized by them in 14 international currency hedging trades using Titan's World Currency Trader software system, over a one year period, totaling $28,987 USD on a single contract basis. Actual real-time trading results by Lombard were confirmed to have been consistent with historically back-tested (trading results simulated with historic data) results prepared and represented by the Titan in its marketing literature. Lombard's results were produced in a combination of Japanese Yen, German Mark and Swiss Franc trades, in US Dollars. A copy of this written testimonial is attached hereto as an exhibit. The World Currency Trader is not offered for sale or license in the United States or to the general public. Titan plans to offer the software only in Europe to professional money managers.

In September 1998 the Titan commenced testing online stock day-trading activities over the internet for the Titan's account with Titan funds as part of its planned VirtualTrader training and trader development services program. This program was later expanded to include training of experienced third party stock traders trading their own company funds at Wolverton Securities Ltd., a registered brokerage in British Columbia. This trading involved the use of in-house day-trader software to trade high volume NASDAQ, AMEX and NYSE stocks in short-term intra-day trading, based on methods developed and practiced in the VirtualTrader trading simulator. Daytrading is considered high risk due to market volatility, trade slippage problems, occasional internet execution errors, normal random short-term price movements, and the margin leverage involved. In general these same risks apply to all of the company's trading activities, except that with stock daytrading, slippage losses and internet execution errors present a far higher proportional cost and risk that when position trading stock indexes or currencies.

All Demonstration and Testing losses since April 1998 are from stock daytrading activities. As mentioned previously stock daytrading is now been discontinued.

Titan does not presently trade stocks. Titan's planned Internet
Subscription Service may provide stock position trading alerts and provide buy/sell stock market timing information to subscribers.

While these internet based stock day-trading tests indicated that Titan's stock daytrading system could be profitable in the hands of experienced traders using conventional trade execution methods, trading risks from stock day-trading over the internet remained very high due to intra-day volatility, commission costs, internet downtime, trade slippage and the high cost of trader training and daily supervision. When these normal risks were combined with the recent bad publicity in the day-trading market and the response of the VSE to Titan's proposed joint venture with Wolverton, Titan assessed the overall business risks to be excessive and unwarranted relative to the potential gains. Accordingly, as noted above the project was cancelled by Titan and there are no plans at the present time to pursue any stock day-trading business plans and all in-house stock day-trading activities have ceased.

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<Page 17>

- $500,000 previously proposed for allocation out of existing working capital for the purposes of Titan's various demonstration trading activities is no longer applicable. Typically, 30% of trading account cash balances is actually allocated to trading margin, the balance is generally held as a reserve for ordinary course trading draw-downs. Margin is the use of borrowed money for trading. The use of margin magnifies trading gains and losses in direct proportion to the extent of money borrowed. As a consequence, conservative implementation and use of margin by even experienced traders is required in order to avoid excessive risk of ruin in trading. Titan's management and the registered clearing firm Refco Futures (Canada) Ltd, which clears all trades for Titan, independently imposes a 30% allocation to margin limitation used by Titan, rather than a higher, more typical and liberal 50% allocation guideline. In hundreds of trades to date Titan remains overall profitable since the inception of stock index and currency trading, in part as a consequence of the trading practices employed.

Examples of additional Titan trading practices which may be construed to be conservative in approach include trading with a view to the preservation of capital, the avoidance of trading activities during periods of higher than normal market volatility, avoidance of trading in advance of big report days to avoid unexpected event price shocks, minimizing losses through the use of advance stop loss orders, locking in open gains by the use of stop loss orders, not trading in unfamiliar markets, trading only in highly liquid markets, and trading only based on extensively tested strategies.

Even with a conservative approach to trading, there is always an ongoing risk of material losses from trading activities. While Titan intends to remain conservative in its trading practices as described above and has established internal risk management criteria associated with the limited use of margin to minimize trading losses, as described above, due to the volatility associated with stock index and currency trading activities, and the large draw-downs possible from this type of trading, trading losses can and will occur in the ordinary course of Titan's trading activities.

Titan reports trading results on an ongoing basis in regularly filed public quarterly financial reports with the Sedar system pursuant to the British Columbia Securities Act and related Securities Rules. Investors and other interested parties can access Titan's quarterly Sedar Filings database at no cost through the internet at Sedar's
website at www.sedar.com.   In addition, shareholders will be advised
of all material events including material changes in Titan's investment or trading practices by way of publicly disseminated News Releases also as required under the British Columbia Securities Act.

Titan is planning to become a full reporting issuer under US law.

BREAKDOWN OF TOTAL SALES AND COSTS TO DATE

The development costs for Titan's Software and Systems through April 30, 1999, consist of the following:

Capital Assets:                     	$   109,468
Product and Development Costs:      	$   573,176
Operating Costs*:                   	$ 1,041,474
                                          -----------
Total:                              	$ 1,724,118


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<Page 18>


*Deficit less total amortization as of April 30, 1999.

Titan's total revenue from sales and operations during the past three fiscal years, plus the six months ended April 30, 1999, by category of activity, was as follows:

Six Months Ended April 30, 1999

Software Sales and Licensing		$  31,438
Trading Income			      $  63,878*
Interest and other Income		$  18,022
                                    ---------
Total					       $113,338
*There was $28,155 in Demonstration and Testing Losses (separately reported as an expense) during this period FYE 10/98

Software Sales & Licensing          $  53,051
Trading Income                      $  70,607*
Interest and other Income           $  41,457
                                    ---------
Total                        		$ 165,115
*There was $42,490 in Demonstration and Testing Losses during this period ( separately reported as an expense).

FYE 10/97

Software Sales & Licensing  		$  36,040
Demonstration and Testing           $  56,761
Interest and Other Income           $  58,581
                                    ---------
Total                        		$ 151,382

FYE 10/96

Software Sales & Licensing          $  21,213
Demonstration and Testing           $       0*
Interest and other Income           $  35,290
                                    ---------
Total                 	            $  56,503

*There was $ 57,934 in Demonstration and Testing Losses during this period (separately reported as an expense).

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<Page 19>

All sales are to unaffiliated customers, and because of the limited amount of revenue generating activities and immateriality no breakdown has been made into geographic markets or as to differences in contribution made by revenue to total operating losses over the past three fiscal years.

Note that software sales reported in the audited financial statements to the end of fiscal year ended October 31, 1998 includes revenue received from beta test versions of software programs and from software products in early stages of market testing. Demonstration and testing income reported in the financial statements represents trading income derived from company trading systems software still under development. Demonstration and testing expenses reported in the financial statements under expenses represents trading losses from trading systems software still in a testing and development stage. See also "Breakdown of Total Sales and Costs to Date" under Item 1, "Description of Business".
Once management has determined that a particular trading software system has been satisfactorily tested in actual trading operations, income from that point forward is reported as trading income or loss, as the case may be.

STATUS OF NEW PRODUCTS OR SERVICES

The focus of the present business plan is to test, develop, publish and market a paid monthly subscription service to its daily stock market indicators and market commentaries through its internet website. This service has not yet been offered to the public. Titan is constantly refining and developing its software and trading systems to maintain their integrity and marketability. As a result there is and will be an on-going research and development effort with associated costs to Titan. Titan anticipates spending approximately $250,000 over the next 18 months on research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products developed by Titan. No new products, however, other than those described in this filing have been formally announced to the public.

RESEARCH AND DEVELOPMENT POLICY

Titan's accounting policy on software development is to capitalize Software and Systems Development and amortize that cost over the expected useful life of the software. Research and Development, on the other hand, is fully expensed in the year incurred. Titan distinguishes Software and Systems Development from Research and Development in that Software and Systems Development involves expenditures on the development of software that creates an asset, the economic benefit of which is expected to extend into several future periods.

As noted above, Titan's policy is to maintain an ongoing program of Software and Systems Development and Research and Development in order to maintain the quality and competitiveness of its products, services and trading efforts. The following are the Titan's best estimate of the total amounts spent by it on both Systems and Software Development and Research and Development during each of the past three fiscal years:

FYE 10/98                 $202,200
FYE 10/97                 $279,552

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<Page 20>

FYE 10/96                 $137,371

The planned expenditure for 1999 fiscal year is $250,000.


DISTINCTIVE AND SPECIAL CHARACTERISTICS OF OPERATION

In the North American financial software industry it is a regulatory requirement and practice, to which the Titan adheres, to make no representations that any user will or is likely to achieve profits or suffer losses similar to those described in any product literature or in any published historical trading simulations, computer test results, or trading simulator software practice sessions.

Even though Titan does not believe it is under the jurisdiction of the United States Commodities and Futures Trading Commission ("CFTC"), Titan conducts its business in a manner consistent with the rules and regulations of the CFTC with respect to sales of trading system software and commodity futures trading activities that may take place within the United States. Titan's sales procedures provide for the inclusion of a Disclosure Statement in product license agreements, manuals and promotional literature in the form prescribed by the CFTC. In addition, Titan's standard form of license agreement governing use of its software and services, includes warnings as to the risk of reliance on hypothetical trading results, and as to the risk of trading losses. Terms of license and sale provide that nothing contained in the Titan's software products or related user manuals, represents, or is intended to represent, the furnishing of financial advice by the Titan, its officers, agents or employees. Users are warned that the pattern recognition software and services merely provide educational, technical trading information, neural network indicator readings, and buy/sell signals for the decision support of users who remain responsible for their own actions as the result of use of the product or service, and that any use of the products and services in the absence of acknowledgment of these terms, is unauthorized.

Titan is not a registered member of the National Futures Association
(NFA) and does not conduct a commodity trading business in the United States. Consequently, Titan does not presently come under the direct regulatory jurisdiction of that industry governing body.

Titan is not presently registered with the CFTC or NFA as a Commodity Trading Advisor (CTA) and does not presently solicit or trade third-party managed accounts. Titan plans to conduct business and become registered as a CTA in the United States and Canada. These plans would first require the passage of a CTA examination, registration and appropriate filings which Titan has no yet begun, and there can be no assurance that Titan will ever submit or obtain registration. Should Titan become a CTA or trade third-party managed accounts in the future, or begin to conduct trading operations in the United States, Titan will be directly governed under the regulations and administrative policies of the CFTC and the NFA.

Titan is not presently registered, or required within its current business operations to be registered as an investment advisor with any government or regulatory body in the United States, Canada or elsewhere.

As noted above, on or before Titan offers its new planned Internet Subscription Service, it plans to register as an Investment Advisor with the United States Securities and Exchange Commission.

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<Page 21>

The risk factors set-forth below are believed to be important in that they may have a material impact upon the Titan's future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement made by or on behalf of the Titan. All material risk factors known to Titan are discussed below, however, note that unknown factors, not discussed in this filing, could also have a material adverse effect on Titan's actual financial and other results.

1. Short operating history and likelihood of continuing operating losses. Titan commenced operations in May 1994, and has, to date, been largely engaged in product research and development and establishing its new product development and marketing strategy. Titan's accumulated deficit to April 30, 1999 is $1,362,185. Titan's initial products and planned services are just beginning to become available for market release and sale. Titan thus has a limited operating history and is expected to continue to incur start up losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Titan's ability to succeed depends upon it eventually achieving positive cash flow, failing which it may have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

2. Early stage of development and no assurance of market acceptance of the Titan's new software products or services. Titan's existing software products and the planned Internet Subscription Service are in an early stage of development. Although a small level of sales have been effected and there is an established market for similar products and planned services, there can be no assurance of market acceptance of Titan's products and services.

3. Dependence on the timely development and release of new software products and services. Achievement of Titan's objectives, and its future operating results, are dependent upon completion of its software marketing, and on the success of these software products and services. Timing in this regard is crucial, as other similar products or services that reach the market prior to Titan's product may be able to obtain and maintain business that would have otherwise gone to Titan. There can be no assurance that Titan's timing and business plan will be sufficiently successful to achieve sustained profitability in its operations.

4. Dependence on key personnel. Titan depends on its key officers, including its founder and President, Michael Paauwe, and its Vice President and Manager of Software Development, Michael Gossland, and general manager John Austin. Although Titan has key man life policies in place for Paauwe and Gossland, loss of their ongoing services, would have a materially adverse effect on future operating profits and prospects.

5. Dependence on in-house direct sales and the lack of any existing established indirect sales and distribution channels. The Titan plans to market its software and services through direct sales efforts. The Titan has recently appointed new marketing and sales staff but does not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that the Titan will be able to attract and retain the necessary personnel as and when required. The Titan may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that it will be able to establish or maintain these channels cost effectively.

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<Page 22>

6. Extensive competition and rapid technological change. The PC based financial analysis and trading software and training markets are intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Although Titan's software products are technically advanced and run under industry leading Windows based technical charting and analysis programs, numerous competitors are already established in this marketplace. The Titan will seek to establish its market position through the sale of fully tested and high quality trading software, and by making its trading solutions software and training services available at reasonable cost to customers through its direct and indirect marketing channels. However, there can be no assurance that the Titan will be successful in this effort, or, if successful, that Titan will have the resources to sustain any early growth or market penetration it may achieve.

There is a large number of established financial trading and trading software companies. Many are larger than Titan, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if Titan achieves significant success in penetrating the financial trading software and training business, financially stronger companies may seek to enter this market and compete for market share.

The market for online trading of stocks and commodities, the provision of financial market data, various financial software products and related services accessible to PC users is changing rapidly. The recent applications growth and emergence of the Internet as a low cost source of worldwide financial market data, subscriptions, trade execution and research services, is already threatening the existence of established data and information vendors, as well as full service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain.

7. Potential Trading Losses. Under its present business plan, Titan's software is used by Titan to trade stock index futures contracts and international currencies. Due to the high degree of market volatility for these trading items, as well as the use of margin and leverage associated with this type of trading, there exists the possibility of significant trading losses that could have a materially adverse effect on Titan's operating results and financial condition. As a portion of existing share capital will be used in these trading activities, there is a direct risk of loss to shareholders that Titan could lose significant equity capital on trading, even if the Titan were not using its own software.

8. Past software product performance is no assurance of future performance. Any trading operation involving the use of leverage is considered highly risky even when conducted by experienced practitioners. The historic results of Titan's trading performance are not as accurate and dependable a measure of profitability as actual trading results, and past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential investors must expect trading losses in actual trading operations and potentially wide fluctuations in future quarter to quarter financial performance.

9. Limited intellectual property protection and physical security. Titan depends on its ability to protect its core proprietary software technology. In this regard, Titan relies on protection of its technology by a combination of trade secrets, technical complexity, common law copyright and trademark protection, non-disclosure agreements, password protection and software encryption

                                22

<Page 23>

schemes, and on the physical security of its source code. Despite these measures and precautions, it may be possible for unauthorized third parties to copy Titan's products or obtain and use its proprietary technology. To date, Titan has not sought to obtain copyright registration or patent protection for any of its software products, though it may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the Titan's software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Titan's proprietary technology and its ability to effectively compete.

10. Possible high degree of volatility in the future price of Titan's stock. Factors such as news announcements on technical developments, innovations by the Titan, its competitors or third parties, industry developments in high-technology companies in general, general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of the Titan's shares. Changes in the trading price of its shares may be unrelated to Titan's performance or its future prospects. In addition, investors in Titan's shares may lose their entire investment if Titan fails in its business.

12. Control by existing officers and directors. Titan's executive officers and directors currently own or control an aggregate of 3,066,401 of the issued and outstanding shares of the Titan which represents approximately 34.6% of the outstanding shares as at April 30, 1999. As a result, these shareholders will continue to be able to control the composition of Titan's board of directors and to have a significant influence over its affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a future change of control of Titan. Under certain circumstances, this type of limitation may be considered adverse to the interests of other shareholders.

13. Dependence on financial industry. Titan is affected by general economic and regulatory conditions affecting national and international financial markets. A worldwide economic downturn, therefore, may have an adverse effect on Titan's business, operating results and/or financial condition.

14. Possible changes in derivatives market and the regulatory
environment.   The Titan's software provides pattern recognition and
market timing information related to stock indexes, currencies and derivatives, including both futures and options. Derivatives instruments have been involved in a number of well publicized recent financial losses, including those involving Barings Bank and Orange County, in California, and more recently, Long Term Capital Management, among others. Such losses have led to increased governmental scrutiny and potential new regulation of hedge funds and derivatives markets generally. Any new regulatory requirements affecting the sale or distribution of trading software or related services may have the effect of imposing new and unexpected costs on Titan and this may affect future expenses and operating results. There remains an ongoing risk of an adverse impact of possible new governmental regulations on Titan's business.

15. Technological change. The financial trading software marketplace is characterized by constant and rapid technological change. There is no assurance that the Titan will be able to sustain the cost of

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<Page 24>

the research and development efforts required to continue to compete and keep pace with this technological change. If Titan cannot continue to compete on a technical basis, this will likely have a materially adverse effect on its operating results and financial condition.

16. Potential product liability claims. The Titan does not maintain product liability insurance against bugs or defects in the general performance of its software products. In accordance with standard industry practice, established by Omega Research Inc., the software license agreements entered into on the sale or license of its products provides that all these risks are borne solely and entirely by the customer. There can be no assurance that these provisions will protect Titan from all potential product liability claims in all markets in which it may sell its products or offer its services.

17. Strategic marketing dependence on TradeStation and SuperCharts software of Omega Research Inc. Titan's software products, and its strategic marketing and product development plans, depend to a large extent on the continued existence of a serviceable installed customer base of TradeStation and SuperCharts software products and customers. There is a risk that the market leadership now enjoyed by these Omega products, or their production, development or technical support may change substantially or be discontinued completely, which would have a direct and materially adverse effect on Titan's operating results and financial condition.

18. Year 2000 potential negative business impact and risks. The Year 2000 (Y2K) computer problem may have an adverse and unpredictable affect on Titan's operations as more fully disclosed under Management's Discussion and Analysis of Financial Condition and
Results of Operations.

Remaining as yet unresolved Year 2000 risks to Titan's business exist primarily in two areas. The first is in the Windows based office and trading computer systems which still require lower risk identifiable implementation of existing software patches from Microsoft Corporation and others to remedy . The second less predictable area of business risk is the prospect of Y2K related data feeds problems or interruptions from various data vendors and financial exchanges that could disrupt Titan's trading operations and planned Internet Subscription service, resulting in possible direct and materially adverse effects on operating results and financial condition. Refer to the broader discussion referred to above for the status of Y2K readiness, relevant target dates and contingency planning.



ITEM 2.  Description of Property

Titan owns no real property or real property rights. Titan's principal business office is a rented facility located at 201 Selby Street, Nanaimo, British Columbia, Canada V9R 2R2. Due to the set-up of Titan's operations many business functions are undertaken from other confidential, remote locations in British Columbia, not owned by Titan.

Titan's proprietary financial trading software products and technologies generally fall into five categories:

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<Page 25>

1.	TradeStation based proprietary stock index trading systems and software. These are Titan designed neural network and expert system software based custom trading indicators and software based trading methods, installed on a computer with the third-party software programs TradeStation or SuperCharts. They are designed to provide short-term, predictive market timing information on the US stock market indexes (such as the S&P 500 index), based on advanced pattern recognition methods which in general, are automated, mathematically based methods of recognizing recurring market patterns, based on the use artificial intelligence techniques such as expert systems and neural networks. The trading indicators and systems are designed for trading stock futures contracts on the S&P500, OEX, NYSE and NASDAQ markets, and they also provide market timing information for those indices for US stock, stock options and index options brokers, traders and investors.

2.	TradeStation based proprietary world currency trading systems and software. These are Titan designed software based trading methods for trading world currencies including the Japanese Yen, the German Mark, the Swiss Franc and the British Pound. To operate, the software needs to be installed on a computer with the third party software programs TradeStation or SuperCharts. The methods are designed for intermediate term trading. Trades are typically held for weeks or months. The currency trading methods can also be easily adapted to trading in any other high volume world currencies.

3.	VirtualTrader product software written in Microsoft Visual Basic
4.0 and Omega's Easy Language software.

4.	Proprietary software testing and trading system development tools.
These are proprietary software programs written in Microsoft
Visual Basic 4.0 and 5.0, programmed into Microsoft Excel, or written in Omega's Easy Language trading system development language. They are basically a group of software utilities, authored and owned by Titan, consisting of a series of specialized trading system development software tools that are used in Titan's ongoing software research and development programs to perform data manipulation, custom system testing, mathematical functions and code development and software debugging capabilities not available in off-the-shelf software. This software now provides Titan with the advantages of rapid systems research, systems testing, software debugging and trading system validation and deployment.

5.	Internet web site software for the Titan's web site. Titan has a body of custom software developed for its web site that facilitates ongoing maintenance. This software is written in PERL scripts and includes all the custom graphics and other HTML code for the web site.

ITEM 3.  Legal Proceedings

Titan is not currently a party to any material legal proceedings;
nor, to Titan's knowledge, are there any legal proceeding pending or threatened of which Titan would be a party, or any of its property or assets are likely to be subject.

                                25

<Page 26>

ITEM 4.  Control of Titan

As far as is known to Titan, and except as disclosed in in this filing, Titan is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth as of May 31, 1999 information with respect to record ownership of (a) any person or company who is known to Titan to be the owner of more than 10% of any class of the Titan's voting securities, and (b) the total amount of any class of the Titan's voting securities owned by the officers and directors as a group.

------------------------------------------------------------------
   (1)                  (2)             (3)            (4)
Title or class  Identity of Person  Amount Owned  Percent of Class or Group
------------------------------------------------------------------
Common Shares   TTN Escrow          3,000,000         34.0%
without par     Capital Corp.
value

Common Shares   New Equities, Inc.  1,435,600         16.2%
without par
value

Common Shares   Directors and	      3,066,401    	34.6%
without par     Officers as a Group
value

Note 1: TTN Escrow Capital Corp. is owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are officers and directors of the Titan.

Note 2: New Equities, Inc. is an investment company resident in Nassua, Bahamas.

As of the date hereof, there are no arrangements known to Titan, the operation of which may at a subsequent date result in a change in control of the Titan.

ITEM 5.  Nature of Trading Market

Titan's shares are listed and traded on the Vancouver Stock Exchange in British Columbia, Canada. Titan's shares are not currently trading on any US stock exchange nor on the over-the-counter market, and, accordingly, there is currently no public market for Titan's common stock in the United States. There can be no assurance that any market will develop after the effective date of this Registration Statement. Titan plans to list its securities on the US NASD Over The Counter ("OTC") Bulletin Board market during the next few months, but no assurance can be given that an NASD OTC Bulletin Board listing will occur.

Trading in Titan's shares commenced in Canada on the Vancouver Stock Exchange on July 24, 1996. The following table sets-forth the high and low sales prices for Titan's shares for the quarterly periods shown, expressed in Canadian Dollars and the trading volume in number of shares for the applicable time period.

                                26

<Page 27>

------------------------------------------------------------------
   (1)                                  (2)    (3)           (4)
Year and Month               	          High   Low     	Volume
------------------------------------------------------------------
February 1,1999 - April 30, 1999        1.25   .88         556,100
November 1,1998 - January 31, 1999      1.35   .85         425,400
August 1, 1998 - October 31, 1998       1.48  1.20         294,800
May 1, 1998 - July 31, 1998             1.55  1.41         455,350
February 1, 1998 - April 30, 1998       1.49  1.30         765,926
November 1, 1997 - January 31, 1998     1.44  1.25         224,900
August 1, 1997 - October 31, 1997       1.60  1.20         622,490
May 1, 1997 - July 31, 1997             1.35  1.05         406,200
February 1, 1997 - April 30, 1997       1.60  1.30         812,400
November 1, 1996 - January 31, 1997     1.85  1.43         814,950

The Vancouver Stock Exchange was established in Vancouver, British Columbia, Canada in 1907 by a special Act of the British Columbia (B.C.) Legislature. In 1998, it was the fourth largest business stock exchange in North America for trading volume, after NASDAQ, the New York and Toronto stock exchanges. During 1998, nearly 1400 companies were listed and over 5.2 billion shares worth $3.79 billion were traded.

The VSE is overseen by the Government of B.C. through the B.C. Securities Commission. The VSE is a self-regulating organization owned and operated by 54 national and regional member firms, holding 70 seats on the exchange. The VSE's Board of Governors has 22 members, of which one-third are public governors appointed by the Provincial Government. The VSE President sits on the Board and the remainder are member governors, elected annually from the brokerage industry. The Chair of Board of Governors is a public governor.

With the implementation of its Vancouver Computerized Trading (VCT) system in January 1990, the VSE became the first stock exchange in North America to convert from the traditional open-outcry auction method to a fully automated trade execution system. VCT provides complete, real-time, online quotations, information on the depth of the market, accelerates the trading process and improves surveillance capabilities. In 1998, 2.3 million orders were placed through VCT resulting in approximately 1.2 million trades. There were over 5.2 billion shares traded valued at $3.79 billion Canadian.

A listed company must file prompt notice with the Exchange of any proposed significant or material change in its business, property, affairs or undertakings. The notice must be filed at least 30 days prior to completion of the proposed change or transaction unless specific rules or policies of the Exchange permit a shorter filing requirement.

A reporting issuer must prepare and file with the Exchange and the B.C. Securities Commission and mail to shareholders the following financial reports:

                                27

<Page 28>

a) Interim Financial Statements - for the three, six and nine month periods in each financial year - together with a comparative financial statement to the corresponding period in the previous financial year; and

b) Annual Comparative Financial Statements - audited comparative financial statements approved and signed by the directors.

The VSE has two tiers of companies as follows:

ADVANCED COMPANIES.   Companies that fall into these categories meet
higher asset, market value and shareholder distribution requirements than those classified as Venture Companies.

VENTURE BOARD. A classification of VSE-listed companies that are in the early stages of development and that meet the minimum asset, market value and shareholder distribution requirements. Approximately 75 per cent of VSE-listed companies fall into this category.

Titan's shares have traded on the Venture Board since completion of its initial public offering in July 1996.

As of April 30, 1998 there are approximately 50,000 common shares representing .5 % of Titan's outstanding shares held of record by one person residing in the United States. Titan estimates, but is not sure, that there may be a total of four or five beneficial holders of its common shares holding approximately 350,000 shares of its stock in the United States, held in both registered and unregistered form.

ITEM 6.  Exchange Controls and Other Limitations Affecting Security
Holders

Except as discussed in Item 7 as to taxes and withholding, the Titan is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of Titan's shares.

Titan is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Memorandum or Articles of the Titan.

The Investment Canada Act (the "Act") governs acquisitions of
Canadian businesses by non-Canadian persons or entities. The Act provides, among other things, for a review of an investment in certain Canadian businesses having in excess of $25 million in gross assets.

The Act provides that a United States investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a United States investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a greater number of shares). If a United States investor wishes to acquire "control" of a Canadian corporation, that investor would be required

                                28

<Page 29>

to obtain approval if the asset value of the corporation is greater than $178 million Canadian. If the asset value of the corporation at the time of the proposed acquisition is less than $178 million Canadian, the investor wishing to acquire "control" need only file a form indicating his or her intentions. The Act also provides that if United States investors collectively hold greater than 50% of the issued and outstanding shares of the corporation, there is a rebuttable presumption that the corporation's status has changed to that of an American corporation. The effect of the change in status is that if the control of the Titan is deemed to be held by United States investors, and if Titan then wished to make investments of greater than $178 million Canadian in Canada, it would need governmental approval.

Certain transactions involving Titan's Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of Common Shares made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance, and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of Titan, through the ownership of voting interests, remains unchanged.

Provisions of the Investment Canada Act are complex, and any non-
Canadian contemplating an investment to acquire control of Titan should consult professional advisors as to whether and how the Investment Canada Act might apply.

ITEM 7.  Taxation

The following paragraphs set-forth a summary of all material information regarding Canadian income taxation in connection with the ownership of Titan's shares. Note that these tax considerations are stated in general terms and should not be considered to be a substitute for independent professional advice on the subject of taxation of Canadian shares held by US stockholders. There may also be relevant state, or local tax considerations that are not discussed here.

Titan's management believes that the following general summary fairly describes the principal federal income tax consequences applicable to a holder of Titan's common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax consideration which may differ significantly from those discussed here.

                                29

<Page 30>

DIVIDENDS

Dividends paid or credited on Titan's shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid or credited or deemed paid on shares of a corporation resident in Canada (such as Titan) to a resident of the United States, and also provides, pursuant to a recently ratified protocol, for a further reduction of this rate to 5% for dividends paid or credited on or after January 1, 1997 if the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the Company paying the dividend.

If a Non-Resident Security Holder carries on business in Canada through a "permanent establishment" or performs independent personal services from a fixed base in Canada, and the holding of shares in respect of which the dividends are paid is effectively connected with such permanent establishment or fixed base, the limitations set out in the preceding paragraph will not apply. Instead, the dividends will be taxed using the rates and rules of taxation generally applicable to residents of Canada.

A "permanent establishment" of a Non-Resident Security Holder can generally be described as a fixed place of business through which the business of a resident is wholly or partly carried on.

CAPITAL GAINS

A non-resident of Canada is not subject to the tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof.
A common share of the Titan will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom he did not deal at arm's length, owned 25% or more of the issued shares of any class or series of the Titan.

Where a resident of the United States meets the 25% ownership tests described above, the person's capital gains realized on the disposition of Titan's shares will be subject to Canadian income tax if the value of Titan's shares is principally attributed to real estate, including the right to explore for or exploit mineral deposits, sources and other natural resources. Where a resident of the United States meets the 25% ownership test but the Titan fails the value of assets test, that person's capital gains realized on the disposition of Titan's shares would be eligible for exemption under the Canada - U.S. Income Tax Convention (1980) (the "Treaty") unless the U.S. resident had resided in Canada at any time in the ten-year period immediately preceding the disposition and was resident in Canada for 120 months during any 20 year period preceding the disposition.

DEEMED DISPOSITION ON DEATH

Where a resident of the United States owns shares that are taxable Canadian property as discussed above, that person will be liable for Canadian income tax on his capital gains or losses accrued to the date of death. Where the decreased transfers the property to his or her spouse or a qualifying spouse trust, the deceased's representative may be eligible to apply to defer the tax on the accrued gain

                                30

<Page 31>

pursuant to the Treaty. Where the application is accepted, the surviving spouse would pay tax on the capital gain accrued to the subsequent date of death.

ITEM 8.  Selected Financial Data

The following table summarizes certain selected financial information of Titan (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (US GAAP). The information in the table was extracted from the more detailed financial statements for the fiscal year ended October 31, 1994 through the fiscal year ended October 31, 1998, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 8 of Titan's October 31, 1998 financial statement included herewith for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on Titan's financial statements. To date, Titan has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. Titan has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of Titan to increase revenues from operations or to obtain additional financing or a combination of both. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                31

<Page 32>


SUMMARY OF FINANCIAL DATA
---------------------------------------------------------------------
                         Fiscal Years ended October 31
	            1998        1997        1996       1995     1994(2)
---------------------------------------------------------------------
Revenue     $  123,658 $    92,801 $    21,213 $   11,165 $       ---

Expenses   	$  557,517 $   293,615 $   291,805 $  336,058 $    75,058

Interest
 & Other
 Income     $   41,457 $    58,581 $    35,290 $    9,490 $       ---

Net Loss
 for the
 year
Canadian
 GAAP       $  392,402 $   142,233 $   235,302 $   315,403 $    75,058
US GAAP     $  392,402 $   142,233 $   235,302 $   315,403 $    75,058

Net Loss
 Per Share(1)
Canadian
 GAAP       $(.04)     $(.02)      $(.03)      $(.78)	     $    75,058
US GAAP     $(.07)     $(.03)      $(.06)      $(.78)	     $    75,058

Net Working
 Capital	$1,340,017 $ 1,672,725 $ 1,579,827 $   902,720 $    77,905

Total
 Assets
Canadian
 GAAP       $1,672,903 $ 1,924,638 $ 1,776,793 $   977,238 $   106,436
US GAAP     $1,672,903 $ 1,924,638 $ 1,776,793 $   977,238 $   106,436

Long Term
 Obligations   $NIL         $NIL       $NIL        $NIL
_____________________________________________________________________
(1)	Calculated based on the average weighted number of shares
outstanding on a non-diluted basis. 3,000,000 escrow shares, which are issuable based on future financial performance (see Item 4. Control of Titan) are excluded from the average weighted number of shares outstanding on a non-diluted basis, in calculating net loss per share under US GAAP, but are included in the same calculation under Canadian GAAP. However, this does not affect Net Loss for the year and therefore that figure in the table above remains the same under both US GAAP and Canadian GAAP.
(2)	1994 financial data disclosed above is from May 1994 ( date of inception) to October 31, 1994.

To date, Titan has paid no dividends on its shares, and does not anticipate doing so in the foreseeable future. The declaration of dividends on Titan's Common Shares is within the discretion of Titan's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of Titan.

                                32

<Page 33>

EXCHANGE RATES

As at June 28,1999, the median bidding exchange rate of Canadian dollars into United States dollars was $1.4695 Canadian to $1.00
United States.

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a year. The source of this data is the Federal Reserve Bulletin and Digest.


Period    Period End      Average          High           Low
-------   ----------      -------          ------         -------
(CDN$/US$)
1994       1.4030          1.3699          1.4078          1.3103
1995       1.3655          1.3689          1.4238          1.3285
1996       1.3697          1.3644          1.3822          1.3310
1997       1.4288          1.3894          1.4398          1.3357
1998       1.5375          1.4892          1.5770          1.4075

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year 2000 potential negative business impact and risks

The Year 2000 computer problem may have an adverse and unpredictable affect on Titan's operations due largely to its ongoing dependence on various third party software programs and financial market exchange data vendors.

The principal material risk previously identified was Titan's reliance on Omega Research Inc.'s TradeStation (TS) software product. On June 30, 1999 Omega Research Inc. shipped the Year 2000 patch for TradeStation 4.0 to Titan and its other customers. The TradeStation product is the platform upon which Titan's main software products operate. During July 1999 Titan fully implemented the Year 2000 patch into its VirtualTrader software product and completed extensive testing to ensure that all other TS dependent company software is now Year 2000 compliant, including the Stock Index Trader and the World Currency Trader.

Titan continues to depend on third-party financial data vendors of various market exchanges to supply real-time data in order to carry out its trading operations. To the extent that these data suppliers may be adversely affected by the Year 2000 compliance issue, this will also have the effect of limiting Titan's actual trading operations, and may adversely affect its financial results.

In order to get its internal Microsoft Windows based office computer systems Year 2000 compliant, Titan still needs to download and load the Microsoft Windows 95 and Windows 98 Year 2000 patch

                                33


for its Windows 95 and 98 operating systems and purchase an off the shelf utility program to fix any problems in the bios and clocks of its computers. The target date for assessment of Year 2000 compliance and the completion of this work is September 30, 1999.

Titan has expended approximately $8,500 of internal resources to date (the time of M. Gossland, John Austin and M. Paauwe) in identifying and fixing Year 2000 related problems, and expects to expend an additional $2,500 of the same internal resources, and the purchase of a utility software, before having remedied identified potential internal Year 2000 problems associated with its Microsoft Windows based office computer systems.

In the event the potential Year 2000 problems are not completely dealt with, Titan runs the risk of interruption to, or shut down of, its proposed Internet Subscription Service, and/or an interruption in its ability to trade and analyze data. Similar negative results would occur if the US stock exchanges or US commodities markets upon which it depends for its financial information and market data ceased operations.

Titan but does not yet have contingency plans in the event major financial markets or any of its third-party data providers cease operation as a result of a year 2000 problem. Titan plans to have contingency plans in place by October 31, 1999 to deal with potential Y2K disruptions in its third party market data feeds.

The following discussion and analysis should be read in conjunction with Titan's consolidated financial statements and notes thereto appearing under Item 17 - "Financial Statements".

GENERAL OVERVIEW OF REVENUE AND EXPENSES

Titan is a development stage company and presently receives income from the following sources; software sales and licenses, trading income from trading the company's own account, and interest income earned on cash balances held in working capital. In the future, revenue is also expected to be generated from the planned Internet Subscription Service to the stock market information published on Titan's website. As noted in the INTRODUCTION Titan sells licenses to use its VirtualTrader software to private and professional traders. VirtualTrader is delivered to customers by a pre-arranged download from Titan's website. The terms of sale are FOB Nanaimo, British Columbia, Canada. Delivery is confirmed by direct contact with the customer following download of the software over the internet.

Interest and other income reported in the financial statements totals $153,350 for the three and one half years ended April 30, 1999. The interest income earned on cash balances is from Titan's own cash, and includes interest earned on short-term money market funds and short term treasury bills on corporate cash balances held in broker accounts for the purposes of trading. The cash balances are reported in the financial statements as 'Cash, due from brokers, and short term investments'. Titan is not a broker dealer, does not presently trade any third-party funds, nor does it hold in its control any cash balances from any third parties.

                                34

<Page 35>

Existing software products, including the World Currency Trader software, the Stock Index Trader software and VirtualTrader software, have only generated total sales and license revenues through April 30, 1999 of $149,631. The VirtualTrader software is delivered to customers by way of electronic download over the internet or alternatively the software is shipped to customers directly on disks. The current price of the VirtualTrader software is USD $2,500.

Income or losses from trading of fully developed and tested trading systems software is reported when earned, as trading income or trading loss, in each period, as the case may be. Income or losses from trading systems still in development is reported in the financial statements as demonstration and testing income or expense, in each period, as the case may be.

Trading Income was first reported in the fiscal year ended October 31, 1998 after the World Currency Trader software and Stock Index Trader software systems completed development and were fully installed in April 1998. Since that time, a trading program has been carried out, in part, to show the functionality and effectiveness of the software technologies developed. Trading income from stock index and currency trading reported in fiscal year ended October 31, 1998 and the six months ended April 30, 1999 totaled $134,485, $70,607 in the Fiscal Year Ended October 31, 1998 and $63,878 in the six months ended April 30, 1999.

Demonstration and testing income from trading systems under development was reported for fiscal year ended October 31, 1997 in the amount of $56,761.00. There was no development and testing income reported for fiscal years 1998 and 1996. Demonstration and testing expenses on systems under development was reported for the fiscal year ended October 31, 1998 in the amount $42,490.00 mainly for the Stock Index Trader software and stock day trading systems in development and in the amount of $57,934.00 for the fiscal year ended October 31, 1996, from World Currency Trader software and Stock Index Trader software systems under development. There was no demonstration and testing expenses reported for fiscal year 1997 because gains in that fiscal year happened to exceed losses on the trading systems under development. Improvements in stop loss management methods during the 1997 trading system software development was the principal reason for the improved results of Demonstration and Testing activities in 1997.

As noted in the TRADING AND TESTING ACTIVITIES section, while trading systems are in a research and development stage, there is a final period of actual online testing which involves executing trades based on information provided by the trading indicators or models in order to finally validate or ultimately reject a developed trading method and the related software. During this final testing and validation activity stage and before the software development is considered completed in all material respects, all related trading activity is booked in the company's accounts as Demonstration and Testing expenses. Once that particular software or trading indicator is finally technically validated by real time testing in actual trading activity, only then is the development considered completed. Any continued trading activity results beyond that point based on that software are booked in the accounts as Trading Income or Trading Losses. Titan relies on the extensive development experience and expertise of Michael Paauwe and Michael Gossland in making the determinations that a particular trading method, system or indicator development is complete.

                                35

<Page 36>

All Titan trading indicators and software was considered to be in the developmental stage until April 1998 when the company reported that development of the stock futures and currencies systems was considered complete. All stock index and currency trading activities since that date, whether resulting in a gain or a loss, have been booked in the accounts as Trading Income or Loss. All trading activity results which related to the stock daytrading development project, which took place from the August 1998 to the announced termination on April 1, 1999, were recorded as Demonstration and Testing because the systems were still in a testing and development stage up to the date the project was ended.

In order to aggregate all net gains or net losses from all trading activity, including Demonstration and Testing , net results are shown by year in the section and table entitled TRADING AND TESTING.

For full details of all trading activities for the past three years also refer to the summary financial information set out in the section entitled BREAKDOWN OF TOTAL SALES AND COSTS TO DATE.

In analysing Expenses incurred in operations by source, the largest components of expenses are the regular salaries and benefits for staff, the ongoing monthly contracted management fees, and professional fees representing mainly accounting and legal expenses. The next largest expense item is for amortization, which is a non-cash outlay that covers amortization of software and system development costs, as well as depreciation on office computer systems. Advertising, marketing and promotion expenses, travel and investor relations expenses are recurring large cash expenses incurred in the ordinary course of the business of Titan. Expenses for office, rent, telephone and bank charges are relatively small constant monthly costs. Demonstration and testing expenses reported in the most recent prior represents the losses from the now abandoned stock daytrading project. Directors fees are paid to the two outside directors and have averaged a total of $5,000 per year.

Daily market commentary and related short term stock market trading indicators have been published on Titan's website on a demonstration basis at no cost to visitors since October 1996. Traffic to the website generated 45,000 hits (website page views) in May 1999, rising from 27,000 hits in October 1998. Website traffic is expected to rise further upon the launch of a sustained advertising and marketing campaign in connection with the Internet Subscription Service that is expected to commence in October 1999. This service is expected to be offered to subscribers at between US $100 and US $200 per month, depending on the features subscribed to.

CANADIAN GAAP  vs. US GAAP

Titan's consolidated financial statements are prepared in accordance with generally accepted accounting principles used in Canada (Canadian GAAP). Material differences resulting from the application of generally accepted accounting principles in the United States (US
GAAP) are described in Note 8 to the October 31, 1998 fiscal year end audited financial statements provided under Item 17. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars in accordance with Canadian GAAP. In the case of the Titan, a material impact of the differences between Canadian GAAP and US GAAP in the financial statements relates to the existence of the 3,000,000 escrow shares and the fact that these shares are not considered issued under US GAAP

                                36

<Page 37>

for purposes of calculating the net loss per share. Therefore, as noted in the discussion below, the net loss per share is increased under US GAAP versus that shown under Canadian GAAP.

Note 8 to the audited fiscal year ended October 31, 1998 financial statements of Titan, discusses the material differences between Canadian GAAP and US GAAP, and their effect on Titan's financial statements. Generally, under US GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excluding shares that are subject to escrow restrictions, unless the conditions for issuance are currently met or will be met by the mere passage of time. Titan has 3,000,000 escrowed shares that are subject to release on the basis of an earn out formula and not merely by the passage of time and this has resulted in the calculation of a greater loss per share under US GAAP than is the case under Canadian GAAP. The existence and terms of release of the escrow shares affects the net loss per share calculations in the reconciliation between Canadian GAAP and US GAAP, due to the fact that under US GAAP, shares conditionally issuable are not to be used in the average number of shares outstanding in the calculation of net loss per share. Under Canadian GAAP these escrow shares are used in the calculation of the average number of shares outstanding for purposes of the net loss per share calculations. The result is that net loss for the year is the same under both Canadian GAAP and US GAAP but the net loss per share differs according to the reduced number of average shares outstanding as used in the loss per share calculations. The resulting differences in the loss per share calculations are as set forth in the financial statements for the FYE October 31, 1998 and in the table referred to above in Item 8 - "Selected Financial Data".

In addition, under US GAAP, the granting of stock options to directors, officers and employees may give rise to differences in the charge to income for compensation. Titan has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equaled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had Titan valued the options using a fair market value method (as required under SFAS 123) such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $Nil in 1998, $Nil in 1997 and $6,350 in 1996. Thus, in the case of Titan, US GAAP results in an increase to compensation totaling $6,350, as described more fully in Note 8 to the audited fiscal year ended October 31, 1998 financial statements of Titan. This difference is also reflected in the loss per share calculations as set-forth in the table referred to above in
Item 8 - "Selected Financial Data", together with the impact of the escrow shares, as noted in the discussion above.

OVERVIEW OF BUSINESS OPERATIONS

Titan is a financial software development company still in a development stage. Titan is engaged in the development of proprietary software based financial trading systems and technologies with the aim of developing proprietary software technologies to a stage where they can be exploited for profit. Existing software products have been marketed and are also being used internally in Titan's own operations with the objective of eventually establishing consistent revenues from profitable trading operations, software sales and a planned internet financial website subscription service revenues ("Internet Subscription Service"). The application of Titan's VirtualTrader software to stock trading

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<Page 38>

and the potential to apply this technology in a growing internet based electronic trading environment was, until recently, the focus of Titan's development efforts and marketing plans. Efforts are now being directed to the development and marketing launch of Titan's planned Internet Subscription Service. Titan's Internet Subscription Service will be an internet based, financial subscription service that provides subscribers with daily US stock market commentary and technical analysis of individual high quality, high volume US stocks. This service will be targeted at stockbrokers, traders and investors, on a pre-paid monthly subscription basis. Management believes that its existing trading systems and software technologies can be profitably exploited in its in-house trading and Internet Subscription Service with a sustained marketing and sales effort and by the formation of appropriate strategic business alliances and software license agreements with established firms.
A new full-time Manager of Marketing and Sales was hired in November 1998 for this purpose. Also, in March 1999 a Special Projects Coordinator was retained to manage new financial subscription advertising and promotions planning, corporate marketing media development and new internet website development and publishing projects for Titan.

Prior to the current fiscal year and during 1998, Titan's operations were primarily directed at developing trading systems software with the VirtualTrader software product, related market testing and introductory sales. As a result, to date, Titan has received only limited revenues from software sales and licenses, in-house trading income and interest income on cash balances from working capital.

RESULTS OF OPERATIONS

Stock index and currencies trading revenues have started to be more consistent since formally establishing the online trading systems in late April 1998, although they remain small because of limited trading activity, with only a few contracts being traded per signal. Trading income, by its nature, remains subject to periodic draw-down on a quarter by quarter basis in the ordinary course of Titan's trading activities. Overall net trading results since May 1, 1998 have been positive as noted below.

In the period from August 1, 1998 to October 31, 1998, Titan completed development and software testing of its application of the VirtualTrader software to day-trading quality, high volume, US big-board stocks. The testing consisted of completing hundreds of simulated day-trades inside Titan's VirtualTrader software, as well as executing approximately 150 test day-trades over the internet with a US discount brokerage firm.

A positive independent product review of the VirtualTrader software was published in the September 1998 issue of Technical Analysis of Stocks and Commodities magazine. This increased exposure for the product in the US market and internationally, and initially produced a larger response rate than direct mail campaigns to date. This indicates that greater coverage in the form of third-party publicity will be needed to improve VirtualTrader software sales in future.

As a result of Titan's limited sales and trading activity to date, inflation and changing prices have not had a material effect on the Titan's net sales, revenues and income from continuing operations.

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<Page 39>


Six months ended April 30, 1999 compared to April 30, 1998 and FYE October 31, 1998

As at April 30, 1999 Titan had cash balances of $1,073,077 and net working capital of $1,078,842, compared to cash balances of $1,363,816 and net working capital of $1,340,017 at FYE October 31, 1998.

Revenue in this period from software sales and trading income was $31,438 and $63,878 respectively, compared to $53,051 and $70,607 respectively in the FYE October 31, 1998. These revenues increased by $66,100 over the corresponding six month period in 1998 as trading became profitable and software sales increased. Trading during this period was higher as the result of improved consistency of profitable trades over prior periods, particularly in stock index trading. Software revenue increased primarily because of increases in price, not as a result of unit sales gains. Interest and other income dropped to $18,022 during the period compared to $41,457 in FYE October 31, 1998 and compared to $30,236 in the same six month period in the previous year. Interest income is gradually dropping as cash balances in working capital drop from period to period.

Total assets dropped to $1,447,931 compared to $1,672,903 at FYE October 31, 1998 due to the loss for the period. The net loss for the period was $201,787 compared to $157,448 in the same period of the prior year and compared to a net loss of $392,402 for FYE October 31, 1998. The increase in the net loss for the period compared to the same period last year is mainly the result of a $20,000 increase in Professional fees expenses incurred in connection with a regulatory filing in the US, an increase in salaries and benefits caused by increased staffing, and an increase in investor relations expenses of $19,338 compared to $Nil in the same period of the prior year.

Titan invested $19,576 in computer system purchases and $84,663 in software and systems development during the period.

After discontinuing on April 1, 1999, the stock day trading joint venture with Wolverton Securities Ltd. previously announced in November 1998, corporate development efforts have been directed at further research and development of the planned internet website, demonstrating and improving the marketability of the published daily market commentary, and planning and developing the new Internet Subscription Service.

In April and May 1999 Titan began research and development of new multimedia internet software and related internet e-commerce software programs expected to be publicly announced before the end of the fourth quarter of the current fiscal period. This multimedia and internet software and all related business development by the Titan maybe sold to third parties for further development sometime after the end of the current fiscal period.

During April, May and June 1999, Titan registered for its own planned use, the following Internet Domain names, as part of its future internet business plans: TitanRadarScreen.com, WorldMarketScan.com and SeedStockCapital.com. RadarScreen is a new financial software program recently developed and released by Omega Research Inc. viewable on the internet at omegaresearch.com.

                                39

<Page 40>

FYE October 31, 1998 compared to FYE October 31, 1997

At the end of this last fiscal year end reporting period, Titan had cash balances of $1,363,816 and net working capital of $1,340,017, compared to cash balances of $1,667,530 and net working capital of $1,672,725 at October 31, 1997.

Total revenue for the year increased to $123,658 (not including $41,457 in Interest and other income) compared to $92,801 ( not including $58,581 in Interest and other income) in the previous year arising from small increases in software sales and trading income.

Total assets dropped to $1,672,903 from $1,924,638 at October 31, 1997. This reflects a net loss in operations for the fiscal year ended October 31, 1998 of $392,402, or $.04 per share, compared to a net loss of $142,233, or $.02 per share in the year ended October 31, 1997. The cash loss in operations for the fiscal period ended October 31, 1998 was $287,898 compared to $61,560 in the fiscal year ended October 31, 1997. The $226,338 increased cash loss in operations came about as a result of the following factors, in combination. Advertising, marketing and promotion expenses jumped by $81,142 over the prior period as marketing efforts to introduce Titan and its products to the institutional sector were scaled up. Management fees and salaries and benefits also increased during the period compared to the last year by $36,110. Investor relations expenses were incurred for the first time in the amount of $31,888 as a result of the costs of presentations to stock brokers and potential investors in Europe and in offshore financial markets. Demonstration and testing expenses of $42,490 were incurred, an increase from $NIL the previous year, which sum included new increased costs from VirtualTrader related stock day trading activities. These increased expenses include and reflect the costs of hundreds of small scale test trades being conducted over the internet with related commission costs, to develop, test and validate the stock day trading systems under development. These costs do not include any costs to demonstrate the software to potential customers but relate strictly to net losses inclusive of commissions from test trading hundreds of 100 lot ( the purchase of 100 shares) NASDAQ stock trades during the development project, subsequently abandoned in April 1999 as noted in the section HISTORY OF BUSINESS DEVELOPMENT.

Pay scales of a key employee were increased and management fees expense and software and systems development costs increased as the result of re-negotiated base monthly contract rates effective January 1, 1998 (see "Related Party Transactions") for officers Paauwe and Gossland . First time management bonuses of $20,000 were paid to each of Gossland and Paauwe, and directors' fees totaling $5,000 were paid to the two outside directors Paul Shatzko and Robert Shatzko. Marketing and general corporate promotions expenses rose compared to prior periods due to efforts to increase corporate business exposure in the US and Europe. Payments averaging approximately US$8,000 per month since December 1997 covering marketing promotions expenses were made to an independent contractor who is an associate of one of the directors. This covered general corporate promotion, initial marketing efforts and customer and shareholder liaison expenses in connection with the promotion and licensing of the World Currency Trader software systems in London England, negotiations on promotions with public relations firms in Europe, discussions and negotiations with US market makers for sponsorship on a US bulletin board listing for Titan, promotion to offshore investment groups of the World Currency Trader software systems, presentations of Titan's technology to Canadian banks, Canadian brokerages and high net-worth investors, negotiations on product reseller arrangements with

                                40

<Page 41>

US firms, evaluation, monitoring and reporting on the growth of new online trading and the impact on VirtualTrader development, and ongoing monthly market research and reporting.

During this period Titan licensed its World Currency Trader software for a period of twelve months to an international money manager based in London. This resulted in the securing of an independent testimonial as to the profitability of the World Currency Trader software software when applied to currency hedging in international stock portfolio management following use by this client. This testimonial is expected to form the basis for future European software marketing efforts..

Expenditures on software and systems development during the period were $198,718. This compares to expenditures of $146,134 in the fiscal year ended October 31, 1997. These expenditures on software and systems development were primarily the result of developing the stock day-trading and position trading simulations capability of the VirtualTrader software and the costs of solving related stock market data conversion problems necessary to facilitate the development of that that application. Of the total software and systems development expenditures of $198,718 reported during this period, an estimated $138,000 is attributed to developing the stock trading capabilities and solving the related data conversion problems. No portion of these costs are attributable to losses from trades, which are reported under Demonstration and Testing as noted above.


The main development project on the VirtualTrader stock day-trading software application neared completion during this period. Trading income improved over prior period testing results because the position trading systems went formally online in April of 1998. Trading income of $70,607 offset demonstration and testing expenses for the year of $42,490. Actual trading operations started to contribute to operations. In sum, the better contribution to operations from trading during this period in the sum of $70,607 is the result of having substantially completed trading system development of the stock index trading systems effective in April 1998.

Cash balances were supplemented by the exercise in May 1998 of $131,250 in broker warrants by Yorkton Securities Inc. of Calgary, Alberta, Canada. These agent warrants were still outstanding from the agency agreement related to the initial public offering completed in British Columbia in July, 1996. This exercise of broker warrants contributed funds to increase expenditures on travel, corporate promotion and investor relations. Travel, marketing and promotion expenditures increased as the result of efforts to promote Titan's software and systems technology to new potential US Canadian and European institutional clients.

A first stage direct mail campaign on the VirtualTrader software product was initiated during the second quarter with limited results. The effectiveness of advertising and marketing programs to date on sales of the VirtualTrader software into the futures trading market segment has been limited. The market size of this segment is small and this is reflected in the relatively small level of software sales to date.

During late 1998 the focus of further applications and software development work on the VirtualTrader shifted to electronic, high volume NASDAQ and NYSE stock day-trading applications. Development of this new application resulted in unplanned delays, extra software testing and larger development

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<Page 42>

expenditures in the most recent fiscal year. As noted above, total expenditures on software and systems development increased by $52,584.00 over the previous year. This was all attributable to the stock daytrading development project.

Applications work on the VirtualTrader stock trading application neared completion during the final quarter ending October 1998, and as noted above, actual online system testing started in September 1998. Management believes that if profitability in this internet based electronic stock trading application of VirtualTrader can be more consistently demonstrated in actual trading operations and the planned Internet Subscription Service successfully launched, the market for the VirtualTrader product will be easier to establish and software sales revenues will rise accordingly in future periods.

FYE October 31, 1997 compared to FYE October 31, 1996

As of October 31, 1997 total assets were $1,924,638, up from total assets of $1,776,793 as of October 31, 1996. Titan had cash balances of $1,667,530 and net working capital of $1,672,725 compared to cash balances of $1,590,589 and net working capital of $1,579,827 as of October 31, 1996. This reflects a net loss in operations for the period of $142,233 or $.02 per share compared to a net loss of $235,302 or $.03 per share for the fiscal year ended October 31, 1996.

Share capital issuance during the period totaled $302,400 as the result of a private placement that was completed in December 1996. The cash loss in operations for the period was $57,936 compared to $198,074 in the fiscal year ended October 31, 1996. Total revenue jumped to $92,801 from $21,213 the previous year. This was mainly the result of improved trading results, including a $56,761 increase in demonstration and testing income. There was also a large reduction in demonstration and testing expenses, which fell to NIL during this period, compared to $57,934 in the prior period. In addition, cash losses were reduced by an increase in Interest and Other Income, which rose to $58,581 from $35,290 the prior year, as the result of larger average monthly cash balances in working capital, following the initial public offering in July 1996 and the private placement of common stock in the sum of $302,400 completed in December 1996. These factors, in combination, produced the net reduction of $140,138 in the cash loss for the period, over the previous fiscal year.

As noted under Research and Development Policy, Titan capitalizes software under development and amortizes these costs over the expected life of the software. Expenditures on software and systems development during the period were $146,134. This compares to expenditures of $129,935 in the year ended October 31, 1996. There was a small contribution during fiscal year end 1997 of $56,761 from demonstration trading gains, as compared to a loss of $57,934 the previous year. This was mainly the result of reduced R&D type test trading that often resulted in losses. Ordinary course trading draw-downs experienced in the early part of the 1997 fiscal year caused by stock index trading losses were offset by gains realized later in the year from more profitable currency trades, largely the result of swings in the price of world currencies relative to the US dollar.

A milestone in software development was achieved during the 1997 fiscal year with the completion of the first commercial version of the VirtualTrader advanced trading simulator. Titan remained in an early stage of product and system development and market testing during this period. The development

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<Page 43>

stage continued as the focus of Titan's resource allocation shifted to exploitation of the VirtualTrader technology for in-house trading operations work.

Fifty Nine percent (59%) of the operating loss for FYE 1997 was from amortization expense, a non-cash outlay. This includes the normal write-off of software and systems development costs, as well as the normal depreciation of computer systems and office equipment, details of which are disclosed in the notes to the financial statements provided herewith.

FYE October 31, 1996 compared to FYE October 31, 1995

As of October 31, 1996 total assets were $1,776,793, up from total assets of $977,238 as of October 31, 1995. Titan had cash balances of $1,590,589 and net working capital of $1,579,827, compared to cash balances of $873,552 and net working capital of $902,720 as of October 31, 1995. This reflects a net loss in operations for the period of $235,302 compared to a net loss of $315,403 in the fiscal year ended October 31, 1995. The $80,101 reduction in net loss for the period was the result of a $10,048 increase in software sales, a $25,800 increase in interest income from the larger cash balances and a reduction of $44,253 in operating expenses. Included in the expense reduction was $18,000 in management fees which were allocated to share issue costs associated with the initial public offering. Share subscriptions received and Share capital issuance during the period totaled $1,165,500 as the result of an initial public offering that was completed in July 1996. Share issue costs associated with the initial public offering totaled $141,089. The cash loss in operations for the period was $198,074 compared to $304,299 in the year ended October 31, 1995. Expenditures on software and systems development during the period were $129,935.

During this period, Titan's operations were generally in a full-time R&D mode. It completed development of an initial version of its real-time, online intra-day pattern recognition based stock index trading system as part of its stock index trader series software (" Stock Index Trader software") development, and produced the first demo software versions of this product.

A number of fees connected with the filing of Titan's preliminary prospectus for its initial public offering in British Columbia and Alberta were incurred, along with increased marketing related expenses incurred as a result of the appointment of a manager of sales and marketing and the creation of a new product market testing program.

During the two month period from April 1 to May 31, 1996, Titan continued with its program of market and product testing and completed development of a prototype of an advanced software based trading simulator in connection with the stock index series, Neural Tape Reader research and development. A substantial amount of management time and effort was also taken up with matters related to the filing of the Prospectus and initial public offering during this period.

Net working capital and deferred share issue costs on May 31, 1996, prior to the July 1996 initial public offering, amounted to approximately $800,000.

In August 1996, regulations relating to the sale of commodities, futures and options trading systems in the United States were changed by the Commodities Futures Trading Commission ("CFTC"). Legal

                                43

<Page 44>

proceedings were commenced in the US against certain unregistered and allegedly unscrupulous vendors of trading systems. As a result of these actions and the related adverse publicity, customer demand dropped immediately, and the market environment quickly became uncertain. Titan thereafter cancelled plans to market its Stock Index Trader software series software, incorporating it instead as a component of the VirtualTrader software development. This action had the effect of reducing expected software sales revenues until the development of the new VirtualTrader simulator training software could be completed.

FYE ended October 31, 1995 Compared to FYE October 31, 1994

Total assets as of October 31, 1995 amounted to $977,238, with cash and cash equivalents of $873,552 and net working capital of $902,720.

During the fiscal year ended October 31, 1995, Titan engaged in a full-time program of software research and development activities, making expenditures of $39,786 on equipment and intellectual property rights and $161,442 on software research and development. General and administrative costs for the year ended October 31, 1995 totaled $129,364; $34,160 was spent on management fees and $30,000 on marketing consulting fees. The marketing consulting fees were paid to an associate of a director over a 10 month period ended October 31, 1995, to complete a preliminary assessment of the institutional and private trader market segments, as well as analyze information technology developments and trends in the financial industry. A total of $96,600 was paid to Michael Paauwe and Michael Gossland during this period pursuant to service contracts, including management fees of $32,600, research and development expenses of $57,500, rental expenses of $4,200 and office costs of $2,300.

Titan completed initial development of a portfolio of international currency trading models - the World Currency Trader software series software, and also developed proprietary standalone software to install AI based neural network financial pattern recognition indicators and systems into TradeStation and SuperCharts.
Development work continued on AI based financial pattern recognition applications on stock indexes, including development of a new and more accurate neural network for end-of-day trend indication on the S&P 500 stock index as part of the Stock Index Trader software under development.

Share capital issuance of common shares during the period resulted in net proceeds of $1,168,900. Commencing in August 1995, after Titan had completed development of its initial test advertising and marketing concept and the development of a trademark and logo design, it began a three month test marketing program of its first software product, an international currency trading program, at a cost of $29,000. Six hundred sales leads were generated from several countries in response to the test marketing program, indicating far more interest in Europe than in North America for the World Currency Trader software system.

Initial market test versions of the product were shipped in September. A full time marketing and sales manager commenced employment in November to start the process of implementing Titan's marketing and sales programs.

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<Page 45>

Five Month Initial Operating Period ended October 31, 1994

Titan's founder, Michael Paauwe, commenced operations on behalf of Titan in May 1994. In the period from May 1994 to October 31, 1994, Titan was engaged in the initial formulation of its capital structure, technical and product development plans and initial business strategy. It acquired computer and office equipment for $27,103 and incurred $43,376 in software and systems research and development expenditures. Total expenses during this period amounted to $75,058. This included $40,000 in fees paid to Michael Paauwe and Michael Gossland as independent contractors for management and research and development services.

LIQUIDITY AND CAPITAL RESOURCES

At the end of the six month reporting period ended April 30, 1999, Titan had cash balances of $1,073,077 and net working capital of $1,078,842, compared to cash balances of $1,363,818 and net working capital of $1,340,017 as of October 31, 1998. Over the next 18 months, Titan expects to spend approximately $250,000 of its capital on continuing research and development of its web site and Internet Subscription Service and software products to enhance trading activities. Titan also expects to spend an additional $95,000 on computer equipment and systems and hire 3 - 6 additional staff as a result of business expansion and for the development and marketing launch of its Internet Subscription Service.

During the six month period ended April 30, 1999 there was a decrease in cash of $290,739, of which $156,937 was from cash used in operations and $104,239 was from investing activities. $84,663 was invested in software and systems and $19,576 in acquisition of capital assets, mainly computer systems. There was no cash raised from financing activities during this period. Total assets dropped to $1,447,931 compared to $1,672,903 at FYE October 31, 1998 due to the net loss for the period. The net loss for the six months ended April 30, 1999 was $201,787 compared to $157,448 in the same period of the prior year and compared to a net loss of $392,402 for FYE October 31, 1998. Losses are expected to continue for the next several quarters.

By reference to the working capital resources and liquidity risks outlined above, management believes Titan has sufficient current liquidity and working capital resources sufficient to sustain the operations in accordance with its present business plans for at least 12 months without requiring additional financing.

As Titan does not as yet have net income from its operations and does not currently have an existing credit facility, Titan's liquidity beyond the next 12 months depends on its ability to either generate earnings in the future, access the capital markets or enter into joint venture agreements. The ability of Titan to access the capital markets or to enlist new joint venture partners is determined in part by the success or failure of its current and prospective sales and trading operations. No specific arrangements or agreements have been made for any financing at this time.

Titan does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, Titan's liquidity either materially increasing or decreasing at present or in the foreseeable future.

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<Page 46>

Titan has not entered into any material commitments for capital expenditures as of the end of the latest fiscal year end or the subsequent interim period to the date of this filing, and does not anticipate any significant capital purchases other than discussed above.

Titan is not aware of any material trends, favorable or unfavorable, in its capital resources other than as discussed here, and does not anticipate any material changes in the mix of the relative costs of these resources.

ITEM 10 Directors and Officers of Titan

The following table sets forth, as of December 31, 1998, the names of the directors and executive officers of Titan, the offices held by them, and their terms of office as a director or officer. Directors are elected by the shareholders for one year terms and until their successors have been duly elected, and officers are appointed by and serve at the pleasure of the Board of Directors. Paul Shatzko is Robert Shatzko's father, and trader Joe Shatzko is Paul Shatzko's son and Robert Shatzko's brother. In addition, TTN Escrow Capital Corp. a 34% shareholder of Titan is owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are officers and directors of the Titan. There are no other family relationships between any director or executive officer and any other director or executive officer.

-------------------------------------------------------------------
Name and municipality  Position with Titan  Commencement of Service of residence
-------------------------------------------------------------------
Michael B. Paauwe      President & Director    	May 1, 1994
Nanaimo, British
  Columbia

Michael Gossland       Vice President,
                       Secretary,  	            September 1, 1994
Nanaimo, British       Manager of Software
  Columbia             Dev. & Director

Paul Shatzko           Director                 December 1, 1994
West Vancouver,
  British Columbia

Robert Shatzko         Director                 April 15, 1996
San Mateo,
  California

Jennifer Gee           Chief Financial Officer 	December 1, 1994
Nanaimo, British
  Columbia

Michael B. Paauwe, the founder, President and a director of Titan, graduated in 1974 with an honors Diploma of Technology in Financial Management (Finance) from the British Columbia Institute of
Technology, receiving the BCIT Alumni Silver Medal for Finance, and the Dow Jones and Company -

                                46

<Page 47>

Wall Street Journal Silver Medal for Security Analysis. After a further course of studies, and a period of training as a tax accountant with Revenue Canada Taxation, Mr. Paauwe was employed as a tax auditor with the British Columbia Ministry of Finance from November 1975 to December 1983. Mr. Paauwe received a professional designation as a Certified General Accountant in British Columbia in 1980, retiring his membership in May of 1998.

Through his management and financial consulting firm, Michael B. Paauwe and Associates (a sole Proprietorship), Mr. Paauwe provides management, trading research and product development services to Titan under a contract services agreement. Mr. Paauwe devotes the majority of his time to the business and affairs of the Titan.

Michael Gossland, M. Sc., P. Eng., is the Vice President, Secretary, a Director, and the Manager of Software Development of Titan. Mr. Gossland has provided full time services under contract to Titan since September 1, 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his M.Sc. degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario) and from 1986 to 1991 he was Software Project Manager for Sciex, a division of MDS Health Group Inc., of Toronto.

Since September, 1994, through Michael Gossland and Associates (a sole proprietorship), Mr. Gossland has been providing engineering and software development services to Titan under a contract services agreement. Mr. Gossland devotes the majority of his time to the business and affairs of the Titan.

Paul Shatzko, M.D. a radiologist who formerly practiced in North and West Vancouver, British Columbia, is a director of the Titan. Since 1988 Dr. Shatzko has been the President of Mountain Province Mining Inc.("MPV"), which in March 1995 made a major diamond pipe discovery in the North West Territories. MPV trades on the VSE, Toronto Stock Exchange and on the NASDAQ. Dr. Shatzko has held this position on a full time basis since August, 1995. Prior to that, he devoted part of his time to the office of President of MPV, and in addition practiced his profession as a radiologist.

Dr. Shatzko has been involved over a number of years as a director or officer of several other publicly traded companies, and in addition to Titan and MPV is presently a director of Camphor Ventures Inc.
 ( VSE symbol "CFV"), Gee-Ten Ventures Inc. (VSE symbol "GTV") and Amex Ventures Inc. (VSE symbol "AEX") . Dr. Shatzko devotes the time to the affairs of Titan as is considered necessary to perform his functions as a director.

Robert Shatzko, a member of the California State Bar and a trial lawyer, is a director of the Titan. Mr. Shatzko obtained a bachelor of arts degree with honors in political science from Loyola Marymount University in Los Angeles, California in 1986, and the degree of Juris Doctor from the McGeorge School of Law of the University of The Pacific in Sacramento, California, in 1992. He practices as a trial attorney with the law firm of Clapp, Moroney, Bellagamba, Davis & Vucinich in Menlo Park, California. Mr. Shatzko devotes time to the affairs of Titan as is necessary to perform his functions as a director.

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<Page 48>

Jennifer Gee, Titan's Chief Financial Officer, is an independent business and marketing consultant in Nanaimo, British Columbia. From 1984 until May 1994, Ms. Gee was the financial controller for TNT. She has worked for Titan in a similar capacity on a part time basis since June 1994, and will continue to do so until Titan's requirements necessitate the appointment of a full-time Chief Financial Officer.

ITEM 11.  Compensation of Directors and Officers

During the six months ended April 30, 1999 and the fiscal year ended October 31, 1998, the following executive officers received compensation from Titan for management, marketing, engineering, research and development, and consulting services. See Item 13 - "Interest of Management In Certain Transactions". The compensation amounts identified below are reported in Canadian dollars.

-------------------------------------------------------------------
Name and Position   6 months ended April 30, 1999  FYE October 1998
-------------------------------------------------------------------

Michael B. Paauwe,  $  50,000                       $  85,667
president

Michael Gossland,
vice president,
secretary,       	  $  47,500                       $  82,750
manager of software
development

Jennifer Gee        $   5,600                       $   6,526
chief financial
officer

Total Compensation  $ 103,100                       $ 174,943
to all Directors &
Officers

Titan compensates directors who are not also officers of the company ("Outside Directors") $2,500 per year for serving on the board.
Consequently, Outside Directors Robert and Paul Shatzko received payment of $2,500 each, in each of the last two fiscal years.

Titan does not compensate directors who are also officers of the company for acting as directors, and Titan has not set-up or paid out on any pension, retirement or similar plans for directors or officers.

ITEM 12.  Options to Purchase Securities from Titan and Subsidiaries

OPTIONS

Certain of the directors and officers, as well as employees who are not directors or officers of Titan, have been granted incentive stock options to purchase Common Shares of Titan at various prices. As of April 30, 1999 the following total number of Company stock options are outstanding:

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<Page 49>

-------------------------------------------------------------------
Holders          Number of      Exercise Price     Expiration Date
                 Common Shares
-------------------------------------------------------------------
Directors and    755,000        $0.90                July 2001
  officers as a
  group          390,000        $1.00	           April 2004
               ---------
Total          1,145,000

Employees who     75,000        $0.90                July 2001
are not
directors or      90,000        $0.85                January 2004
officers          45,000        $1.00                January 2004
               ---------
Total            210,000

WARRANTS

There are no outstanding warrants to purchase Titan's common shares as of April 30, 1999; nor were any outstanding at the end of the last reporting period on October 31, 1998.

125,000 warrants that were issued to an agent for services in connection with the initial public offering in 1996 were exercised by their expiration date in July 1997. 158,000 warrants issued in connection with a private placement in 1997, expired without being exercised in June of 1998.

ITEM 13.   Interest of Management in Certain Transactions

MATERIAL TRANSACTIONS

It is Titan's policy in related-party transactions is to try to ensure that the cost and payment terms of related party transactions reflect costs of similar arm's-length transactions, in accordance with normal Canadian business practices and with due consideration for the impact of Canadian income taxes requirements. Canadian income tax asset acquisition and disposition rules deem non-arm's length transactions to be accounted for as if completed at fair market value and can impose tax penalties where such transactions are not recorded in the accounts at the fair market value. Titan completes all non-arm's length transactions at fair market value as a a matter of policy to avoid any such taxation issues.

The following are descriptions of all material transactions between Titan and its management.

From May 1994 to October 31, 1995, through his independent management and financial consulting firm, Michael B. Paauwe and Associates (a sole proprietorship), Mr. Paauwe (the President and a director) provided corporate and financial management, trading systems research and product development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. On November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present.

From September 1994 to October 31, 1995, through his independent software design and engineering consulting firm, Michael Gossland and Associates, Mr. Gossland (an officer and director) provided software engineering and development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. Effective November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present.

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<Page 50>


Except for the description of the services to be performed thereunder, the written agreements between Titan and Paauwe and the Titan and Gossland (the "Services Agreements") contain identical provisions. Each has an initial term of three years, subject to renewal for further terms of two years, at a monthly fee to be agreed from time to time (the "Fee"), but not less than $6,000, plus reimbursement of expenses. Each of the Agreements also provides for the payment of an annual bonus (the "Bonus") of $4,500. Titan may terminate these Services Agreements at any time on 30 days written notice. If it terminates otherwise than for a material and substantial failure to perform the agreed services by Paauwe or Gossland, as the case may be, the Services Agreements provide for payment of a lump sum equal to 12 times the Fee then in effect plus any unpaid Bonus (the "Lump Sum") if terminated during the initial term, and an amount to be negotiated, but not less than the Lump Sum, if terminated thereafter. The latter provision applies as well to a failure by Titan to renew the Services Agreement. If terminated for a material and substantial breach of their obligations, Paauwe and Gossland, as the case may be, have a 30 day period in which to cure the breach. The Services Agreements may be terminated by Paauwe and Gossland, as the case may be, on 120 days written notice to the Titan. The Services Agreements also contain confidentiality provisions, and provisions for the arbitration of disputes.

Pursuant to an agreement dated September 15, 1995 (the "Gossland Agreement"), Michael Gossland (officer and director) assigned to Titan at his transaction cost, all of his right, title and interest in all software copyrights, product trademarks and related assets in respect of NeuralEdge and Neural$. The assets assigned, which included the object and source codes, were acquired pursuant to an agreement dated July 28, 1995 with Teranet IA Incorporated and were subsequently assigned to Titan at Mr. Gossland's cost of $20,000, of which $10,000 represented an advance royalty payment in respect of sales of the DOS-based version of NeuralEdge and Neural$, and certain components thereof. In view of Titan's decision not to proceed with the marketing of the DOS-based version of these products, there is no future royalty obligation payable by Titan pursuant to the Gossland Agreement.

Note that these transactions were recorded in the Titan's accounts at cost and no gain was realized by Michael Gossland on the assignment to Titan of the software copyrights, product trademarks and related assets in respect of NeuralEdge and Neural$. In addition, of the $10,000.00 of prepaid royalties in 1995 in this transaction, $6,000.00 was recovered from a third party in 1996 and the balance of $4,000.00 was written off in 1998. Finally, it should be noted that this transaction had no impact on the reconciliation between Canadian and US GAAP.

In June 1994, Titan acquired certain computer equipment, and in September 1994 it acquired certain software assets and related products from Michael B. Paauwe (President and director), at his depreciated cost of $2,400 and $3,500, respectively.

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<Page 51>

Titan rents certain office space from a Mr. Paauwe's spouse at a monthly rental of $350 and from Mr. Gossland at a monthly rental of $250. The aggregate rents paid during FYE October 31, 1995 were $4,200 and $3,000 respectively. These rental agreements continue to the present time at the same monthly rental amount, which is comparable to third-party market rates for similar office space in the areas.

In addition, during the fiscal year ended October 31, 1995, Titan paid $30,000 to an associate of Paul Shatzko (a director) for marketing consulting services under an arrangement which is no longer in effect. The consulting services were rendered over a 10-month period which ended in October 1995. The services included a preliminary market assessment of the institutional segment of the market, assessment of the competition in the private trader segment of the market, and analysis of financial industry information technology trends related to Titan's business plan.

In 1998 the, Services Agreements for Michael Gossland and Michael Paauwe were both re-negotiated with the board of directors of Titan and amended agreements were entered into effective January 1, 1998. The amended agreements provide for monthly compensation of $7,667 per month for Paauwe, and $7,250 per month for Gossland, up from $6000 each. In addition, both Paauwe and Gossland were paid a one time bonus payment of $20,000 each. In all other respects, the Services Agreements remain the same as disclosed above.

The Services Agreements were automatically renewed on November 1,
1998 and now have renewable two year terms effective from that date, in accordance with the terms of the original agreements described above.

During the nine months ended July 31, 1998 Titan paid US$70,000 to an associate of Paul Shatzko (a director) for marketing consulting and promotion services rendered during that period and US$30,000 for the period August 1, 1998 to December 31, 1998. The services involved marketing and promotions activities, including: (1) initial marketing efforts; (2) customer and shareholder liaison services in connection with the promotion and licensing of the World Currency Trader software systems in London England; (3) negotiations on promotions with public relations firms in Europe and the US; (4) meetings, discussions and negotiations with potential US market makers for sponsorship on a US bulletin board; (5) promotion to offshore investment groups; (6) presentations to Canadian banks, Canadian brokerages and high net worth investors; (7) negotiations on product reseller arrangements with US firms; (8) evaluation and reporting on the growth of new online trading and its impact on VirtualTrader development; and (9) ongoing monthly market research and reporting.

In addition, certain officers and directors have an interest in the stock options as more particularly described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS AND THEIR ASSOCIATES

During the last three years, there has been no recorded indebtedness of any of the directors or officers, or any associates of the directors or officers, to the Titan.

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<Page 52>

                            PART II

ITEM 14.   Description of Securities to be Registered

The class of capital stock of Titan being registered hereby is the Titan's common shares.

The issued and outstanding share capital of the Titan is summarized as follows:

The authorized capital of Titan consists of 100,000,000 common shares without par value. As of May 31, 1999, 8,857,001 common shares were issued and outstanding. If all outstanding options to purchase common shares were exercised, the issued common share capital of Titan would be 10,152,001 shares. The holders of the common shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of Titan. The common shares have no pre-emptive or conversion rights. Titan may, by way of a resolution of the Directors and in compliance with The Company Act, purchase any of its shares at the price and upon the terms specified in the resolution. No share purchase shall be made if Titan is insolvent at the time of the proposed purchase or if the proposed purchase would render Titan insolvent. Unless otherwise permitted under The Company Act, Titan must make its offer to purchase such shares pro rata to every shareholder who holds shares of the class or kind, as the case may be, to be purchased. The common shares are non-assessable, and not subject to further calls by Titan.

A total of 3,000,000 common shares ("Escrow Shares") are held in escrow by the Montreal Trust Company of Canada ("Montreal Trust"), 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, pursuant to an escrow agreement (the "Escrow Agreement") dated January 5, 1996 by and between Titan, Montreal Trust, and TTN Escrow Capital Corp., a private British Columbia company the outstanding voting shares of which are held 66.67% by Michael Buchanan Paauwe and 33.33% by Michael Gossland. The Escrow Shares were purchased for cash at a price of $0.01 per share. They represent approximately 33.87% of the issued and outstanding common shares.

In general, the Escrow Agreement was devised to create a long-term incentive for the beneficial owners of the shares (Michael Paauwe and Michael Gossland) to act in the long-term interest and for maximum profitability of Titan, in accordance with the policies of the Vancouver Stock Exchange. The shares are subject to an earn-out formula based on cumulative net positive cash flow as described below, and cannot be released for trading until thresholds of net profitability are reached. Any escrow shares not released after ten years are automatically canceled. The Escrow Agreement has been attached as an Exhibit hereto.

The Escrow Shares are subject to the direction or determination of the Vancouver Stock Exchange. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the Vancouver Stock Exchange. Any Escrow Shares not released from escrow by June 21, 2006 will be cancelled at that time.

Release of Escrow Shares from escrow will take place in accordance with a formula prescribed by Policy 3-07 of the British Columbia
Securities Commission ("Policy 3-07"), applied to Titan's

                                52

<Page 53>

cumulative cash flow from operations as disclosed in its audited financial statements from time to time. In short, Policy 3-07 requires that Titan first achieve cumulative cash flow per share of $0.46 or an aggregate cumulative cash flow of $1,380,000 before the Escrow Shares can be released. For these purposes, "cash flow" means net income or loss before tax, adjusted to add back depreciation, amortization of goodwill and deferred research and development costs (excluding general and administrative costs) and any other amounts permitted or required by the Vancouver Stock Exchange. "Cumulative cash flow" at any time means the aggregate cash flow in the period from September 1, 1995 to that time, net of any negative cash flow.

The holder of the Escrow Shares has agreed for so long as they remain in escrow to waive its rights: (i) to vote on a resolution to cancel any of them; (ii) to receive dividends, and (iii) to participate in the assets and property of Titan on a winding up or dissolution.

                                53

<Page 54>


                                  PART III

ITEM 15.  Defaults upon Senior Securities

Titan has not defaulted on any payment with respect to any indebtedness.


ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of the
       Proceeds

There have been no changes made to the rights of the holders of Titan's securities.

                                54
<Page 55>


                              PART IV

ITEM 17.   Financial statements

The financial statements of Titan have been prepared on the basis of Canadian generally accepted accounting principles. Differences between Canadian and U.S. generally accepted accounting principles are set out in Note 8 to the audited financial statements dated October 31, 1998.

See "Item 19. Financial Statements and Exhibits" for a list of
Titan's Financial Statements that follow.

ITEM 18.   Financial Statements

Inapplicable

Item 19.   Financial Statements and Exhibits

INDEX

1. FINANCIAL STATEMENTS

     (a) Interim un-audited management prepared financial statements for the six months ending April 30, 1999, including:

          - Consolidated Interim Balance Sheet
          - Consolidated Interim Statement of Operations and Deficit
          - Consolidated Interim Statement of Cash Flows

     (b) Audited Financial Statements of the Titan as of October 31, 1998, including:

          - Auditors' Report
          - Consolidated Balance Sheet
          - Consolidated Statement of Operations and Deficit
          - Consolidated Statement of Cash Flows
          - Notes to Consolidated Financial Statements

     (c) Consent letter from Collins Barrow in regard to the inclusion of
            Independent Auditors' Reports in the Registration
Statement.

2. EXHIBITS

(a)	Certificate of Incorporation of KBK No. 24 Ventures Ltd.

(b)	Certificate of Change of Name of KBK No. 24 Ventures Ltd.
	to Titan Trading Analytics Inc.

                                55

<Page 56>

(c)	Articles of Titan

(d)	Current Contract Services Agreement between Titan and
Michael B. Paauwe and Associates dated January 1, 1998

(e)	Current Contract Services Agreement between Titan and
Michael Gossland and Associates dated January 1, 1998

(f)   Escrow Agreement dated January 5, 1996 with TTN
Escrow Capital Corp.

(g)	 Testimonial Letters of  Lombard Odier International
Portfolio Management Limited

                                56

<Page 57>

                            SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Titan certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.
(Registrant)


\s\ Michael B. Paauwe
______________________________________
MICHAEL B. PAAUWE
PRESIDENT AND DIRECTOR
(Authorized Signatory)


DATE:  August 26, 1999



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